Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

ATLANTIC CT HOLDINGS, LLC,

as the Seller,

ATLANTIC CT REIT, INC.,

as the Company

and

REXFORD INDUSTRIAL REALTY, L.P.,

as the Buyer

Dated April 11, 2016

i

EXHIBITS

Exhibit A	Form of Estimated Closing Statement
Exhibit B	Proforma Title Policies for each Company Property
Exhibit C	Form of Opinion of Tax Counsel
Exhibit D-1	Form of Owner’s Declaration
Exhibit D-2	Form of Non-Imputation Affidavit

SCHEDULES

Schedule 1.1(a)	Additional Credits
Schedule 1.1(b)	Non-Company Transaction Expense
Schedule 1.1(c)	Existing Indebtedness
Schedule 2.2	Purchase Price Allocation
Schedule 2.4(a)	Estimated Closing Statement
Schedule 3.4(a)	Ownership of Shares
Schedule 3.4(c)	Arrangements Related to Shares
Schedule 4.1	Organization
Schedule 4.3	Third Party Consents
Schedule 4.4(a)	Issued and Outstanding Equity Interests
Schedule 4.4(b)	Company Subsidiaries
Schedule 4.4(c)	Convertible Securities, Options and Similar Equity Interests
Schedule 4.5(b)	Undisclosed Liabilities
Schedule 4.6(a)	Real Property
Schedule 4.6(b)	Construction Projects
Schedule 4.7(a)	Leases
Schedule 4.7(b)	Tenant Improvement Allowances
Schedule 4.7(c)	Commission Agreements
Schedule 4.9	Litigation; Condemnation
Schedule 4.12	Insurance
Schedule 4.14	Environmental Matters
Schedule 4.15(a)	Material Contracts
Schedule 4.15(b)	Breaches of Material Contracts
Schedule 4.16	Related Party Transactions
Schedule 6.10	Audit Requirements

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of April 11, 2016 (this “Agreement”), by and among Atlantic CT Holdings, LLC, a Delaware limited liability company (the “Seller”), Atlantic CT REIT, Inc., a Delaware corporation (the “Company”) and Rexford Industrial Realty, L.P., a Maryland limited partnership (the “Buyer”).

RECITALS

WHEREAS, the Company is a real estate investment trust engaged in the business of developing, owning and operating industrial properties, located in Southern California;

WHEREAS, the Company’s issued and outstanding equity consists of common stock, par value $0.01 per share (the “Common Shares”) and 12.5% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”);

WHEREAS, the Seller owns all of the Common Shares and 575 shares of the Series A Preferred Shares (the “Owned Preferred Shares”, and together with the Common Shares, the “Shares”);

WHEREAS, the Seller wishes to sell to the Buyer and the Buyer wishes to purchase from the Seller, the Shares upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as an inducement to the Buyer to enter into this Agreement, simultaneously with the Closing, a limited guarantee will be executed and delivered to the Buyer pursuant to which the guarantor named therein has agreed to guarantee certain obligations of the Seller hereunder (the “Limited Guaranty”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Defined Terms. For purposes of this Agreement, the following terms have the following respective meanings.

“Access Agreement” means that certain Access and Exclusivity Agreement dated March 1, 2016, between the Seller and the Buyer.

“Accountants” has the meaning set forth in Section 6.10 (Audit Cooperation).

“Accounting Firm” has the meaning set forth in Section 2.4(d) (Purchase Price Adjustment).

“Action” means any action, suit, arbitration, investigation or proceeding by or before any Governmental Authority.

“Acquisition Engagement” has the meaning set forth in Section 10.16(a) (Acquisition Engagement).

“Adjustment Time” means 12:01 a.m. Pacific Time on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such first Person; provided, that, for the avoidance of doubt, (i) prior to the Closing none of the Company and the Company’s Subsidiaries will be deemed to be an Affiliate of the Buyer and (ii) after the Closing, none of the Company and the Company Subsidiaries will be deemed to be an Affiliate of the Seller.

“Agreement” has the meaning set forth in the Preamble.

“Balance Sheet” has the meaning set forth in Section 4.5(a) (Financial Statements; No Undisclosed Liabilities; No Material Adverse Effect).

“Balance Sheet Date” has the meaning set forth in Section 4.5(a) (Financial Statements; No Undisclosed Liabilities; No Material Adverse Effect).

“Basket” has the meaning set forth in Section 8.4(a) (Limitations on Indemnification).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to close in Cambridge, Massachusetts, or Los Angeles, California.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnitees” has the meaning set forth in Section 8.2(a) (Indemnification Obligations).

“Buyer Material Adverse Effect” means any event, effect, occurrence, development, state of circumstances, change, fact or condition that will or reasonably would be expected to prevent, materially delay or materially impede the performance by the Buyer of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

“Buyer Representations” has the meaning set forth in Section 8.1(a) (Survival).

“Cap” has the meaning set forth in Section 8.4(b) (Limitations on Indemnification).

“Casualty Dispute Notice” has the meaning set forth in Section 9.2(a) (Casualty).

“Casualty/Condemnation Arbitration” has the meaning set forth in Section 9.2(c) (Arbitration).

“Claims Notice” has the meaning set forth in Section 8.3(a) (Claims for Indemnification).

“Condemnation Dispute Notice” has the meaning set forth in Section 9.2(b) (Condemnation).

“Closing” has the meaning set forth in Section 2.3(a) (Closing).

“Closing Adjustment Amount” means the positive or negative amount that results from each of the following items being adjusted as set forth below and being added to or deducted from the Purchase Price, as the case may be (without duplication as to any of the items in clauses (i)-(vii) below):

(i)	real estate and personal property Taxes and assessments (including special assessments) due and payable by the Company or any of the Company Subsidiaries (that are not paid by the tenants directly) for a Tax period that includes (but does not end on) the Closing Date will be prorated as of the Adjustment Time and (a) the Seller will bear the proportion of such real estate and personal property Taxes and assessments equal to a fraction, the numerator of which is equal to the number of days that have elapsed from the beginning of the applicable Tax period through the day prior to the Closing Date and the denominator of which is equal to the number of days in the entire applicable Tax period and (b) the Buyer will bear the remainder of such real estate and personal property Taxes and assessments; provided, that the methodology for proration of real property taxes for the Company Properties with addresses (x) 16425 Gale Avenue, City of Industry, California, and (y) 20 Icon, Lake Forest, California will be as set forth on Schedule 2.4(a);

(ii)	insurance premiums, utility payments, common area maintenance and other expenses incurred in operating the Company Properties that are not paid by the tenants directly, and any other costs incurred in the course of business or the management and operation of the Company Properties not so paid by tenants, will be prorated as of the Adjustment Time on an accrual basis with the Seller bearing all such expenses that accrue prior to the Closing Date and the Buyer bearing all such expenses that accrue from and after the Closing Date, and the Seller and the Buyer obtaining billings and meter readings as close to the Closing Date as reasonably practicable to aid in such prorations;

(iii)

rental income (including but not limited to base rents, additional rents, common area maintenance charges, expense reimbursements, property tax charges, insurance charges and other tenant charges, but excluding all delinquent rents for the period prior to the Closing) due and payable to the

Company or any of the Company Subsidiaries will be prorated as of the Adjustment Time and (a) the Seller will be credited with a proportion of such non-delinquent rental income equal to a fraction, the numerator of which is equal to the number of days that have elapsed from the beginning of the calendar month during which the Closing occurs through, but excluding, the Closing Date and the denominator of which is equal to the number of days in the entire calendar month during which the Closing occurs and (b) the Buyer will be credited with the remainder of such rental income; provided, that (A) the Buyer will receive a credit in an amount equal to all prepaid rental income or other tenant charges for periods after the Closing and all refundable cash security deposits (and interest accrued thereon (if any)) which have not been previously applied in accordance with the terms of the applicable Lease and (B) with respect to all delinquent rents received by the Buyer or the Seller after the Closing Date, such delinquent rents will be applied first to current rentals, then to delinquent rents accruing in the month of Closing, and then to delinquent rents accruing prior to the Closing Date, and subject to the foregoing, the Seller will cause to be paid or turned over to the Buyer all rents, if any, received by the Seller after Closing and the Buyer will cause to be paid or turned over to the Seller all rents, if any, received by the Buyer after the Closing and attributable to any period prior to the Closing in accordance with the foregoing;

(iv)	any unpaid and/or unfunded tenant improvement allowances, leasing commissions or construction costs to the extent set forth on Schedule 4.7(b) that are identified therein as “Vested” and which are outstanding as of the Closing will be charged against the Seller;

(v)	prepaid charges, payments and accrued charges made by the Company or any of the Company Subsidiaries under any contracts to which any of them is party will be prorated as of the Adjustment Time and (a) the Seller will be credited with a proportion of such charges equal to a fraction, the numerator of which is equal to the number of days that have elapsed from the beginning of the calendar month during which the Closing occurs through, but excluding, the Closing Date and the denominator of which is equal to the number of days in the entire calendar month during which the Closing occurs and (b) the Buyer will be credited with the remainder of such charges; provided, that notwithstanding anything to the contrary contained herein, there will be no proration of any amounts payable by the Company or any of the Company Subsidiaries under any property management agreements or Related Party Agreements, it being understood that all such property management agreements and Related Party Agreements will be terminated prior to the Closing Date at the sole cost and expense of the Seller;

(vi)	the costs and fees imposed on the Parties pursuant to the terms of this Agreement, including Section 3.6 (Seller’s Brokers), Section 5.8 (Buyer’s Brokers) and Section 10.2 (Fees and Expenses; Transfer Taxes) will be allocated to the Buyer or the Seller, as applicable; and

(vii)	those additional credits set forth on Schedule 1.1(a) that the Seller has agreed to provide to the Buyer.

“Closing Cash” means the sum of the fair market value (expressed in Dollars) of cash and cash equivalents (including marketable securities, short term investments and any uncashed checks payable to the Company or any of the Company Subsidiaries) of the Company and the Company Subsidiaries, net of any outstanding checks by the Company and the Company Subsidiaries, as of the Adjustment Time; provided, that “Closing Cash” will not include any amounts included as Reserves or in the calculation of the Closing Adjustment Amount.

“Closing Date” has the meaning set forth in Section 2.3(a) (Closing).

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company and the Company Subsidiaries as of the Adjustment Time; provided, that “Closing Indebtedness” will not include any amounts included in the calculation of the Closing Adjustment Amount.

“Closing Statement” has the meaning set forth in Section 2.4(b) (Closing).

“Code” means the Internal Revenue Code of 1986, as amended and the Treasury Regulations promulgated thereunder.

“Commission Agreements” has the meaning set forth in Section 4.7(c) (Leases).

“Common Shares” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Material Adverse Effect” means any event, effect, occurrence, development, state of circumstances, change, fact or condition that has or reasonably would be expected to have a material adverse effect on the business, assets, liabilities, properties (including the value or use thereof or access thereto), financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, but does not include any fact, circumstance or condition (and no such fact, circumstance or condition may be taken into account in determining whether there has been a Company Material Adverse Effect) that (i) results from the execution or announcement of this Agreement and the transactions contemplated by this Agreement or from the performance of and compliance with the terms of this Agreement, (ii) is generally applicable in the industrial properties industry, the U.S. or global economy or the U.S. or global financial or capital markets, including changes in interest or exchange rates, (iii) results from, or relates to, U.S. or international political or social conditions, including any outbreak or escalation of hostilities or war or any act of terrorism, (iv) results from a change in Law or applicable accounting requirements or principles or interpretations thereof or (v) results from the failure to meet any forecasts or revenue or earnings projections (but not from the underlying sources or causes of such failure); provided, that any such fact, circumstance or condition referred to in clauses (ii) through (iv) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event or occurrence has a materially disproportionate effect on the Company as compared to other participants in the industrial property industry.

“Company Properties” has the meaning set forth in Section 4.6 (Real Property).

“Company Representations” has the meaning set forth in Section 8.1(a) (Survival).

“Company Subsidiary” means a Subsidiary of the Company, including any TRS or QRS, if applicable.

“Company Transaction Expenses” means (a) all fees, costs and expenses incurred by (or the payment of which has been assumed or guaranteed by) the Company or any of the Company Subsidiaries in connection with this Agreement and the transactions contemplated hereby and which remain unpaid as of the Closing, including any such amounts owed to attorneys, accountants, brokers and other advisors; provided, that the amounts set forth on Schedule 1.1(b) will not constitute Company Transaction Expenses; (b) any amount payable by the Company or any of the Company Subsidiaries to any Person other than the Company or any of the Company Subsidiaries under any property management agreement or Related Party Agreement which remains unpaid as of the Closing; and (c) without duplication of any amounts payable pursuant to Section 8.2(a)(v) (Indemnification Obligations) or any amounts withheld or to be withheld pursuant to Section 2.6 (Withholding), any Taxes payable at or after the Closing by the Company or any of the Company Subsidiaries in respect of the amounts set forth in the immediately preceding clause (a) or (b) above.

“Control,” including the terms “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Cut-Off Date” has the meaning set forth in Section 8.1(c) (Survival).

“Data Room” means the electronic data room hosted by the Seller’s Brokers, as of 11:30 a.m. Pacific Time on April 8, 2016. Each of the Seller and the Buyer will be entitled to make an electronic copy of the contents of Data Room as of such date and time.

“Deposit” has the meaning set forth in Section 2.1 (Deposit).

“Deposit Escrow Agent” means Chicago Title Insurance Company, 700 S. Flower Street, Suite 800, Los Angeles, CA 90017, Attn: Michael Slinger.

“Deposit Escrow Agreement” means the Deposit Escrow Agreement dated as of April 8, 2016, by and among the Seller, the Buyer, the Company and the Deposit Escrow Agent.

“Deposit Escrow Funds” has the meaning set forth in Section 2.1 (Deposit).

“Disclosed Information” means the information disclosed in the Disclosure Schedules and in the Data Room.

“Disclosure Schedules” means the schedules delivered by the Seller and the Company to the Buyer concurrently with or before the execution and delivery of this Agreement (as such schedules may be supplemented or amended in accordance with this Agreement prior to the Closing Date), setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties, covenants or agreements contained in this Agreement.

“Encumbrance” means any charge, claim, mortgage, deed of trust, lien, option, right of first offer or refusal, pledge, security interest or other restriction of any kind, other than those (a) arising under applicable securities Laws or (b) established by or through the Buyer or any of its Affiliates.

“Environmental Laws” means all Laws, binding and enforceable guidelines, including any judicial or administrative order, consent decree or judgment, in each case to the extent binding, relating to the environment, the protection of health or Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act, 42 USC §9601 et seq.; the Resource Conservation and Recovery Act, 42 USC §6901 et seq.; the Federal Water Pollution Control Act, 33 USC §1251 et seq.; the Toxic Substances Control Act, 15 USC §2601 et seq.; the Clean Air Act, 42 USC §7401 et seq.; the Safe Drinking Water act, 42 USC §3803 et seq.; the Oil Pollution Act of 1990, 33 USC §2701 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 USC §11001 et seq.; the Hazardous Material Transportation Act, 49 USC §1801 et seq.; and the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); any state, local or foreign counterparts or equivalents, in each case as amended from time to time.

“Environmental Permits” means all Permits under any Environmental Law.

“Estimated Closing Statement” has the meaning set forth in Section 2.4(a) (Purchase Price Adjustment).

“Estimated Purchase Price” has the meaning set forth in Section 2.4(a) (Purchase Price Adjustment).

“Exclusivity Period” has the meaning set forth in the Access Agreement.

“Existing Indebtedness” means all items set forth on Schedule 1.1(c).

“Express Seller/Company Obligations” has the meaning set forth in Section 4.19 (AS-IS; WHERE IS).

“Fundamental Representations” has the meaning set forth in Section 8.1(a) (Survival).

“GAAP” means generally accepted accounting principles for financial reporting in the United States of America as in effect on the date of this Agreement.

“Governmental Authority” means any government, governmental agency, department, bureau, office, commission, board, authority, instrumentality, court of competent jurisdiction or arbitral tribunal, in each case, whether foreign or U.S. federal, state or local, including the New York Stock Exchange and the Financial Industry Regulatory Authority.

“Hazardous Materials” means (i) substances that are defined or listed in, or otherwise classified pursuant to, any applicable Law as “hazardous substances,” hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants” or other similar term intended to define, list or classify a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity or “EP toxicity” and (ii) oil, petroleum or petroleum derive substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources.

“Indebtedness” means, with respect to any Person, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage, deed of trust or other debt instrument or debt security, (iii) liabilities in respect of drawn letters of credit and “swaps” of interest and currency exchange rates (and other interest and currency rate hedging agreements), (iv) liabilities for the payment of money as a lessee under leases that are, or that are required to be in accordance with GAAP, recorded as capital leases, (v) any obligations of such Person to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business, (vi) all liabilities of such Person for cash / book overdrafts, (vii) any liabilities or obligations described in clauses (i) through (vi) above guaranteed as to payment of principal or interest by such Person and (viii) all accrued interest on any of the foregoing, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayments of any of the foregoing on the Closing Date.

“Indemnification Period” means the period commencing on the Closing Date and ending on the date that is twelve (12) months after the Closing Date.

“Indemnitees” has the meaning set forth in Section 8.2(b) (Indemnification Obligations).

“Indemnitor” has the meaning set forth in Section 8.3(a) (Claims for Indemnification).

“Individual” has the meaning set forth in Section 5.9 (Ownership).

“Inspections” has the meaning set forth the Access Agreement.

“Intellectual Property Rights” means intellectual property rights of any type or nature, however denominated, throughout the world, including (i) patents of all types, (ii) trademarks, service marks, trade dress, domain names, logos, trade names and corporate names, (iii) proprietary works of authorship, including copyrights and proprietary designs, (iv) rights of publicity, (v) trade secrets and other proprietary rights in data, know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material and other similar information) and (vi) all applications for the registration, issuance or perfection of any of the foregoing and all claims and causes of action arising therefrom or relating thereto.

“Knowledge”, with respect to the Company, means the actual knowledge of Marc Belluomini, Dominic Petrucci and Carter Ewing, solely in their capacities as officers of the manager of the Company, and without personal liability.

“Law” means any domestic or foreign statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order enacted, issued, adopted, promulgated or applied by any Governmental Authority, including any restrictions imposed by any Governmental Authority pursuant to any site plan approvals, zoning or subdivision regulations, urban redevelopment plans, judgments, decrees, injunctions, permits, licenses, authorizations, directions, land use, building and environmental laws, including landmark designations and all zoning variances and special exceptions.

“Lease” means any lease agreement that permits the use and occupancy of a Company Property or portion thereof.

“Liability Policies” means the insurance policies listed as Item 3 and Item 4 on Schedule 4.12.

“Limited Guaranty” has the meaning set forth in the Recitals.

“Local Market Expert Brokers” means those certain individual brokers engaged by, or acting for or on behalf of, the Seller in local markets in connection with the negotiation, execution or performance of the contracts to purchase the Company Properties, the Leases and this Agreement.

“Loss” means any direct, actual loss, liability, demand, claim, action, cause of action, cost, damage, interest, penalty, fine or expense (including interest, penalties, reasonable attorneys’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing, but not including internal management, administrative or overhead costs incurred in connection with any of the foregoing); provided, that Losses will not include any punitive damages unless specifically awarded to a third party in connection with a Third-Party Claim or claims in respect of any Action involving fraud.

“Material Contracts” has the meaning set forth in Section 4.15(a) (Material Contracts).

“Material Lease” means, with respect to any Company Property, any Lease relating to at least 10,000 rentable square feet.

“Notice of Disagreement” has the meaning set forth in Section 2.4(c) (Purchase Price Adjustment).

“Organizational Documents” means, with respect to any Person (other than an individual) as applicable, any certificates or articles of incorporation, organization and designation, any limited liability company, operating, voting, stockholder and partnership agreements, by-laws and any equivalent documents, instruments and agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” has the meaning set forth in Section 9.1(a) (Termination).

“Owned Preferred Shares” has the meaning set forth in the Recitals.

“Party” means a party to this Agreement.

“Per Claim Minimum” has the meaning set forth in Section 8.4(a)(i) (Limitations on Indemnification).

“Permit” means any permit, license, franchise, approval, certificate, consent, waiver, concession, exemption, order, registration, notice or other authorization of any Governmental Authority.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint stock company, syndicate, trust, joint venture, association, organization or other entity, whether or not a legal entity or a Governmental Authority.

“Pollution Policy” means the insurance policy listed as Item 1 on Schedule 4.12.

“Post-Closing Covenants” has the meaning set forth in Section 8.1(b) (Survival).

“Pre-Closing Tax Periods” mean any taxable periods ending before the Closing Date and the portion of a Straddle Period that ends on the day before the Closing Date.

“Proforma Title Policy” means, with respect to each Company Property, the proforma ALTA Extended Coverage Owner’s Policy of Title Insurance in favor of the Company or the applicable Company Subsidiary (including all endorsements attached thereto) in the form of the applicable proforma attached hereto as Exhibits B-1 through B-9 with respect to such Company Property.

“Prohibited Person” has the meaning set forth in Section 4.18 (OFAC; Prohibited Person).

“Purchase Price” means $191,000,000, plus (i) the Closing Cash, plus (ii) the Reserves, plus (iii) the Closing Adjustment Amount (which may be a positive or negative number); minus (iv) the Closing Indebtedness; minus (v) the Third Party Preferred Share Amount; minus (vi) the Company Transaction Expenses.

“QRS” means a qualified REIT subsidiary within the meaning of Section 856(i)(2) of the Code.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Related Party Agreement” has the meaning set forth in Section 4.16.

“Representatives” means, with respect to any Person, the officers, directors, partners, managers, principals, employees, agents, auditors, advisors, bankers, lenders and other representatives of that Person.

“Reserves” means the amount of any reserves established by the owner with respect to the Company Property, including reserves or deposits held by utility companies, as shown on Schedule 2.4(a); provided, that “Reserves” will not include any amounts included in the calculation of the Closing Adjustment Amount.

“Return” means any return, declaration, report, statement, information statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“SEC” has the meaning set forth in Section 6.5 (Public Announcements).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” means the Seller, the Company, the Company Subsidiaries and all of their respective Representatives.

“Seller Indemnitees” has the meaning set forth in Section 8.2(b) (Indemnification Obligations).

“Seller Material Adverse Effect” means any event, effect, occurrence, development, state of circumstances, change, fact or condition that will or reasonably would be expected to prevent, materially delay or materially impede the performance by the Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

“Seller Parties” has the meaning set forth in Section 10.1 (Exculpation).

“Seller Party Transaction Counsel” has the meaning set forth in Section 10.16(a) (Legal Representation).

“Seller’s Brokers” has the meaning set forth in Section 3.6 (Seller’s Brokers).

“Seller Representations” has the meaning set forth in Section 8.1(a) (Survival).

“Series A Preferred Shares” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“Significant Casualty” has the meaning set forth in Section 9.2(a) (Casualty).

“Significant Taking” has the meaning set forth in Section 9.2(b) (Condemnation).

“Straddle Period” means any taxable period beginning before the Closing Date and ending on or after the Closing Date.

“Straddle Period Returns” has the meaning set forth in Section 6.8(b) (Other Tax Matters).

“Subject Policies” means the Pollution Policy and the Liability Policies.

“Subsidiary” means, with respect to any Person, (a) any other Person of which at least fifty percent (50%) of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person and/or by one or more other Subsidiaries of such Person, (b) a partnership of which such Person and/ or one or more other Subsidiaries of such Person, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person and/or one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person and/or one or more other Subsidiaries of such Person, directly or indirectly, has the majority ownership and power to direct the policies, management and affairs of such Person.

“Taking” has the meaning set forth in Section 9.2(b) (Condemnation).

“Tax Contest” has the meaning set forth in Section 6.8(c) (Other Tax Matters).

“Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Third-Party Claim” means any claim, demand, arbitration, audit or assessment for which an indemnitor may be liable to an indemnitee under this Agreement that is asserted by a third party.

“Third Party Consents” has the meaning set forth in Section 4.3(a)(iii) (No Conflict; Required Consents).

“Third Party Preferred Share Amount” means $125,000, which the parties have agreed, solely for purposes of this Agreement and the transactions hereunder (and not for the benefit of any holder of such shares), is the value of the Series A Preferred Shares that will remain outstanding after the Closing.

“Title Policy” means, with respect to each Company Property, an ALTA Extended Coverage Owner’s Policy of Title Insurance (including all required endorsements) issued by the Title Company effective as of the Closing in favor of the Company or Company Subsidiary, as applicable, in material conformity with the applicable Proforma Title Policy for such Company Property (collectively, the “Title Policies”).

“Title Company” means Chicago Title Insurance Company in its capacity as title insurer under each Title Policy.

“Transaction Expense Invoices” means the invoices reflecting the amounts necessary to satisfy all Company Transaction Expenses in full through the Closing Date, issued by the Persons to whom such amounts are owed.

“Transfer Taxes” means all sales, use, commercial activity, registration, value added, transfer, stamp, stock transfer, property transfer, real property transfer, intangible and similar Taxes (for the avoidance of doubt, excluding any Tax imposed under Sections 897 or 1445 of the Code), together with any conveyance fees, notarial and registry fees and recording costs (including any penalties and interest thereon) imposed on the Buyer or the Seller by any taxing authority or other Governmental Authority as a result of the sale of the Shares contemplated by this Agreement.

“Treasury Regulations” means the income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as such regulations may be amended from time to time.

“TRS” means a taxable REIT subsidiary within the meaning of Section 856(l) of the Code.

“Update Termination Event” has the meaning set forth in Section 6.9(b) (Disclosure Schedules).

“Update Termination Notice” has the meaning set forth in Section 6.9(b) (Disclosure Schedules).

“Updated Schedules” has the meaning set forth in Section 6.9(b) (Disclosure Schedules).

“2015 Financial Statements” has the meaning set forth in Section 4.5(a) (Financial Statements; No Undisclosed Liabilities; No Material Adverse Effect).

“2014 Financial Statements” has the meaning set forth in Section 4.5(a) (Financial Statements; No Undisclosed Liabilities; No Material Adverse Effect).

Section 1.2. Interpretation. As used in this Agreement, unless otherwise expressly provided:

(a) the table of contents and headings are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement;

(b) each reference to a “Preamble”, “Recital”, “Article”, “Section”, “Exhibit” or “Schedule” means a preamble, recital, article or section of, or exhibit or schedule to, this Agreement;

(c) each reference to a document (including this Agreement) means that document as amended, supplemented or modified from time to time in accordance with the terms thereof;

(d) each reference to a Law means that Law as amended, modified, codified, reenacted, supplemented, or superseded in whole or in part from time to time and includes all rules and regulations promulgated thereunder;

(e) each reference to “Dollars” or “$” means U.S. Dollars;

(f) each reference to “include”, “includes” or “including” is deemed to be followed by the words “without limitation”;

(g) each of the words “hereof,” “herein” and “hereunder” and words of similar import, refer to this Agreement as a whole and not to any particular provision in this Agreement;

(h) each of the phrases “effect on the Company” and “affecting the Company” and phrases of similar import, refer to the Company and the Company Subsidiaries taken as a whole;

(i) each reference to any gender includes each other gender;

(j) each reference to “days” means calendar days;

(k) each term defined in the singular has a comparable meaning when used in the plural and vice versa;

(l) each reference to a Person includes that Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this clause (l) authorizes any assignment or transfer not otherwise permitted by this Agreement;

(m) any capitalized term used in any Exhibit or Schedule but not otherwise defined therein will have the meaning provided to that capitalized term in this Agreement;

(n) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(o) any references hereunder to the Seller or the Company having “provided”, “delivered” or “made available” any documents and information will be deemed to include and be satisfied by the posting of such documents or information in the Data Room; and

(p) the Seller, the Company and the Buyer have participated jointly in the negotiation and drafting of this Agreement and, in the event that any ambiguity or question of intent or interpretation arises, this Agreement will be construed as having been jointly drafted by the Seller, the Company and the Buyer and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the purported authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Deposit.

(a) Prior to the date hereof, the Buyer, the Seller and the Deposit Escrow Agent entered into the Deposit Escrow Agreement pursuant to which the Buyer deposited the sum of $5,750,000 in cash (the “Deposit”), which from and after the date hereof will be held and disbursed, together with any interest or other investment earnings thereon (collectively, the “Deposit Escrow Funds”), in accordance with the terms of this Agreement and will be non-refundable, except as set forth in Section 9.1(b) (Termination). The execution of this Agreement will immediately and automatically terminate the Deposit Escrow Agreement, and from and after the date hereof, the disbursement of the Deposit Escrow Funds will be governed solely pursuant to the terms hereof.

(b) The Deposit Escrow Agent currently holds the Deposit Escrow Funds in one or more interest-bearing FDIC insured account(s), the interest of which shall be held for the benefit of the Buyer unless otherwise specified in Section 9.1 (Termination), and will continue to do so in accordance with this Agreement. The Deposit Escrow Agent will not be responsible for any loss, diminution in value or failure to achieve a greater profit as a result of such investments, except to the extent resulting from the gross negligence or willful misconduct of Deposit Escrow Agent.

(c) Upon disbursement of the Deposit Escrow Funds in accordance with this Agreement, all obligations of Deposit Escrow Agent will be deemed to have been satisfied and neither the Buyer nor the Seller will have any recourse against the Deposit Escrow Agent. The Deposit Escrow Agent will not disburse the Deposit Escrow Funds except pursuant to the terms of this Agreement.

Section 2.2. Purchase and Sale.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller will sell, assign, transfer, convey and deliver the Shares to the Buyer and the Buyer will purchase the Shares from the Seller, for the Purchase Price, free and clear of all Encumbrances (other than restrictions imposed under applicable securities Laws or under the Company’s Organizational Documents). For purposes of filing any transfer tax statements, affidavits or similar documents and to pay any Taxes due based thereon with any applicable Governmental Authority, the Seller and the Buyer agree to use the Buyer’s allocated values with respect to the Company Properties as set forth on Schedule 2.2 attached hereto.

(b) The Seller, the Buyer and the Company will treat the sale of the Shares as a sale of equity interests in the Company for all tax purposes, and will report the sale of the Shares consistently with the foregoing for all tax purposes.

Section 2.3. Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Shares (the “Closing”) will be held at 10:00 a.m., local time, on the date that is three (3) Business Days after the conditions set forth in ARTICLE VII (Conditions to Closing) have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of the Deposit Escrow Agent, or at such other place or on such other date and time as the Seller and the Buyer mutually may agree in writing (the “Closing Date”). Each Party agrees to promptly notify the other Party once it believes the other Party’s conditions set forth in ARTICLE VII (Conditions to Closing) have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date).

(b) At the Closing;

(i)	the Buyer will deliver to the Deposit Escrow Agent an amount equal to the Estimated Purchase Price, less the amount of the Deposit Escrow Funds, plus the amount of the Closing Indebtedness, plus the amount of the Company Transaction Expenses, all as set forth in the Estimated Closing Statement, by wire transfer of immediately available funds to the account specified by the Deposit Escrow Agent; and

(ii)	the Deposit Escrow Agent will (A) release from the amounts delivered by the Buyer pursuant to Section 2.3(b)(i) (Closing) above and the Deposit Escrow Funds, an amount equal to the Estimated Purchase Price to the Seller, by wire transfer of immediately available funds to an account specified in writing by the Seller, (B) release an aggregate amount equal to the Closing Indebtedness to those Persons to whom the Closing Indebtedness is owed, by wire transfer of immediately available funds to accounts specified in writing by the Seller, and (C) release an aggregate amount equal to the Company Transaction Expenses to those Persons to whom such expenses are owed, by wire transfer of immediately available funds to accounts specified in writing by the Seller and in accordance with the Transaction Expense Invoices.

Section 2.4. Purchase Price Adjustment.

(a) No later than one (1) Business Day prior to Closing, the Seller will prepare and deliver to the Buyer an estimated closing statement (the “Estimated Closing Statement”), which shall be attached hereto as Schedule 2.4(a), setting forth the Seller’s good faith estimates of the amounts of Closing Cash, Reserves, Closing Indebtedness, Closing Adjustment Amount, the Company Transaction Expenses (each of which shall be evidenced by a Transaction Expense Invoice) and of the Purchase Price based on the foregoing (the “Estimated Purchase Price”); provided, that, if the Closing has not occurred by 11:59 p.m. (Pacific Time) on April 25, 2016,

Seller will deliver the Estimated Closing Statement no later than 12:00 p.m. (Pacific Time) on April 27, 2016 that assumes a Closing date of April 29, 2016, and Seller’s obligation under this Schedule 2.4(a) will be satisfied. The Estimated Closing Statement shall be in the form attached hereto as Exhibit A. The Buyer hereby acknowledges receipt of such schedules and data with respect to the Estimated Closing Statement and the Seller’s determination of the Estimated Purchase Price set forth therein and each component thereof as the Buyer has deemed reasonably necessary to support such amounts.

(b) The Buyer will deliver to the Seller, by no later than sixty (60) days after the Closing Date, a closing statement setting forth the Buyer’s good faith calculations of the actual amounts of Closing Cash, Reserves, Closing Indebtedness and Closing Adjustment Amount and the adjusted Purchase Price based on the foregoing, together with such schedules and data with respect to the determination of each of the foregoing amounts as are reasonably necessary to support such amounts (the “Closing Statement”). If the Buyer fails to deliver the Closing Statement by the deadline set forth in the immediately preceding sentence, the Seller may prepare and deliver to the Buyer a Closing Statement. If the Seller does not deliver a Closing Statement to the Buyer within thirty (30) days after the deadline set forth in the first sentence of this Section 2.4(b) (Purchase Price Adjustment), then the Buyer and the Seller will be deemed to have accepted the Estimated Closing Statement in full and the Estimated Closing Statement will become final, binding and conclusive for all purposes under this Agreement.

(c) If either the Buyer or the Seller disagrees in whole or in part with the Closing Statement, then the disagreeing Party will deliver to the receiving Party, by no later than thirty (30) days after the date on which the receiving Party receives the Closing Statement, a written notice of disagreement setting forth in reasonable detail the particulars of such disagreement (a “Notice of Disagreement”). If either the Buyer or the Seller fails to deliver a Notice of Disagreement by the deadline set forth in the immediately preceding sentence, the Parties will be deemed to have accepted the Closing Statement in full and the Closing Statement will become final, binding and conclusive for all purposes under this Agreement.

(d) If either the Buyer or the Seller timely delivers a Notice of Disagreement, the Buyer and the Seller will use commercially reasonable efforts for a period of thirty (30) days, or such longer period as they may mutually agree, to resolve any disputed items. All disputed items agreed to during the foregoing period will become final, conclusive and binding on the Buyer, the Seller and the Company and will not be subject to further appeal. If, at the end of the foregoing period, there remain any unresolved disputed items, those unresolved disputed items will be referred to a nationally-recognized, U.S.-based accounting firm to be mutually agreed by the Buyer and the Seller (the “Accounting Firm”). The Buyer and the Seller will enter into reasonable and customary arrangements for the services to be rendered by the Accounting Firm under this paragraph, such services to be provided in the Accounting Firm’s capacity as an accounting expert and not an arbitrator. The Accounting Firm will be directed to determine as promptly as practicable (and in any event within thirty (30) days from the date on which the dispute is submitted to the Accounting Firm), whether any of the Closing Cash, Closing Reserves, Closing Indebtedness, Closing Adjustment Amount or Purchase Price as set forth in the Closing Statement requires adjustment. The Accounting Firm will be instructed that, in making such determination, it may only consider matters still in dispute between the Buyer and the Seller and may not assign a value to any item greater than the greatest value for such item claimed by the Buyer or the Seller or less than the smallest value for such item claimed by the Buyer or the Seller. The Buyer and the Seller each will furnish to the Accounting Firm any work papers and other documents and information relating to the disputed items and will provide any interviews and answer any questions that the Accounting Firm may reasonably request. The determination of the Accounting Firm will be final, conclusive and binding on the Buyer, the Seller and the Company. The fees and expenses for the services of the Accounting Firm will be borne pro rata between the Buyer and the Seller in proportion to the final allocation made by the Accounting Firm of the disputed items weighted in relation to the claims made by the Buyer and the Seller, such that the prevailing Party pays the lesser proportion of such fees and expenses. Subject to the immediately preceding sentence, each of the Buyer and the Seller will be responsible for its own fees and expenses incurred in connection with this paragraph.

(e) Following the agreement or determination of the Purchase Price in accordance with Section 2.4(b), Section 2.4(c) or Section 2.4(d) (Purchase Price Adjustment):

(i)	if the Purchase Price set forth on the Closing Statement exceeds the Estimated Purchase Price, the Buyer will, within three (3) Business Days after the date of such final agreement or determination, pay the amount of such excess to the Seller, by wire transfer of immediately available funds to an account specified in writing by the Seller; and

(ii)	if the Purchase Price set forth on the Closing Statement is less than the Estimated Purchase Price, the Seller will, within three (3) Business Days after the date of such final agreement or determination, pay the amount of such shortfall to the Buyer, by wire transfer of immediately available funds to an account specified in writing by the Buyer.

(f) All payments made pursuant to this Section 2.4 (Purchase Price Adjustment) will be treated as adjustments to the Purchase Price for U.S. federal, state and local tax purposes.

Section 2.5. Tax Opinion. At the Closing, the Seller shall deliver to the Buyer the written opinion of Ropes & Gray, tax counsel to the Company, dated the Closing Date and substantially in the form attached hereto as Exhibit C that, subject to customary exceptions, assumptions and qualifications, and based on customary factual representations contained in an officer’s certificate executed by the Company, commencing with the Company’s initial taxable year, the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT, and its method of operation up to the Closing has enabled and will enable it to meet the requirements for qualification and taxation as a REIT up to the Closing, determined as if the Company’s taxable year ended as of the Closing.

Section 2.6. Withholding. Each of the Buyer, the Seller, the Company and the Deposit Escrow Agent, as applicable, will be entitled to deduct and withhold from any amounts payable under this Agreement, any Taxes required under the Code or any other applicable Law to be deducted and withheld. Any such deducted and withheld Taxes (i) will be timely paid or remitted to the applicable Governmental Authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Disclosure Schedules, the Seller hereby represents and warrants to the Buyer, as of the date hereof and as of the Closing (unless otherwise expressly specified), as follows:

Section 3.1. Organization. The Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.

Section 3.2. Authority. The Seller has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Seller of this Agreement, and the consummation by the Seller of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement constitutes the legal, valid and binding obligation of each of the other parties hereto, constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3. No Conflict; Required Consents.

(a) The execution, delivery and performance by the Seller of this Agreement, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby, do not:

(i)	conflict with or violate the Seller’s organizational documents;

(ii)	violate any Law applicable to the Seller or by which any property or asset of the Seller is bound; or

(iii)	except as disclosed on Schedule 4.3, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a breach of, or result in the creation or acceleration of any obligations under any agreement or instrument to which the Seller is party, or by which it is bound, or to which its properties are subject, except, in the case of each of clauses (ii) and (iii), for any such violations, breaches, defaults failures or other occurrences that would not, individually or in the aggregate, have a Seller Material Adverse Effect.

(b) The Seller is not required to seek or obtain any Permit in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation of the transactions contemplated hereby, except (i) as have been obtained or (ii) where failure to obtain such Permit, would not, individually or in the aggregate, have a Seller Material Adverse Effect.

Section 3.4. Shares.

(a) Schedule 3.4(a) sets forth the Seller’s record and beneficial ownership of the Shares. Other than the Shares listed on Schedule 3.4(a), the Seller has no equity interests or rights to acquire equity interests in the Company.

(b) The Seller is the record and beneficial owner of the Shares and has good and valid title to the Shares, free and clear of any Encumbrances, except for Encumbrances imposed under applicable securities Laws, the Company’s Organizational Documents. Assuming that the Buyer has the requisite power and authority to be the lawful owner of the Shares, upon transfer to the Buyer at the Closing of the Shares, and upon the Buyer’s payment of the Purchase Price, the Buyer will acquire the Shares, free and clear of any Encumbrances, except for (i) Encumbrances imposed under applicable securities Laws or under the Company’s Organizational Documents and (ii) any Encumbrances created after the Closing.

(c) Except as set forth on Schedule 3.4(c), (i) the Shares are not subject to any arrangement to which the Seller is a party restricting or otherwise relating to the voting, dividend rights or disposition of the Shares and (ii) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Seller is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any of the Shares or any securities or obligations exercisable or exchangeable for, or convertible into, any of the Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.5. Litigation. There is no (a) Action by or against the Seller pending, or to the Seller’s knowledge, threatened in writing or (b) outstanding orders or unsatisfied judgments from any Governmental Authority binding upon the Seller, in each case, that would have a Seller Material Adverse Effect.

Section 3.6. Seller’s Brokers. Except for CB Richard Ellis, Eastdil Secured and the Local Market Expert Brokers, no broker, finder, financial advisor or investment banker has been engaged by, or acted for or on behalf of, the Seller in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated hereby and no such Person is or will be entitled to any broker’s, finder’s or similar fee or other commission in connection with this Agreement or the transactions contemplated hereby. The fees and expenses of CB Richard Ellis, Eastdil Secured and the Local Market Expert Brokers (collectively, the “Seller’s Brokers”) pursuant to separate written agreement between the Seller’s Brokers and the Seller (but not pursuant to any agreement between the Buyer and the Seller’s Brokers) will be borne solely by the Seller as part of the Company Transaction Expenses and the Seller will indemnify the Buyer Indemnitees and hold the Buyer Indemnitees harmless from and against any Losses that are incurred or suffered arising out of or in connection with any claim that the Seller, the Company or any of the Company Subsidiaries has consulted, dealt or negotiated with any other real estate broker, salesperson or agent in connection with the transaction contemplated by this Agreement other than the Seller’s Brokers.

Section 3.7. Non-Foreign Person. The Seller is not a “foreign person” within the meaning of Sections 1445 of the Code.

Section 3.8. No Plan Assets. The Seller is not (and, throughout the period transactions are occurring pursuant to this Agreement, will not be) an entity deemed to hold plan assets of any “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA or “plan” as defined in and subject to Section 4975 of the Code pursuant to 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA. None of the transactions contemplated by this Agreement are in violation of any statutes applicable to the Seller that regulate investments of, and fiduciary obligations with respect to, governmental plans and that are similar to the provisions of Section 406 of ERISA or Section 4975 of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedules attached hereto or, other than with respect to the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a)(i) and (ii), 4.4 and 4.17, as disclosed in any information, documents or materials in the Data Room, the Company hereby represents and warrants to the Buyer, as of the date hereof and as of the Closing (unless otherwise expressly specified), as follows:

Section 4.1. Organization and Qualification. Each of the Company and the Company Subsidiaries is (a) validly existing and, if applicable, in good standing under the laws of the jurisdiction of its organization as set forth in Schedule 4.1 and has all necessary organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (b) duly qualified as a foreign organization to do business and if applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except, as would not have a material effect on the Company or any such Company Subsidiary. The Seller has provided the Buyer with true, correct and complete copies of the organizational documents of each of the Company and the Company Subsidiaries.

Section 4.2. Authority. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the legal, valid and binding obligation of each of the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3. No Conflict; Required Consents.

(a) The execution, delivery and performance by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not:

(i)	conflict with or violate the Company’s governing documents;

(ii)	violate any Law applicable to the Company or by which any property or asset of the Company is bound; or

(iii)	except as set forth on Schedule 4.3 (collectively, the “Third Party Consents”), result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a breach of or result in the creation or acceleration of any obligations under any agreement or instrument to which the Company is party, or by which it is bound, or to which its properties are subject, including any private restrictions imposed under any deed, CC&Rs, reciprocal easement or similar instruments.

Except, in the case of each of clauses (ii) and (iii), for any such violations, breaches, defaults, failures or other occurrences that are not material.

(b) The Company is not required to seek or obtain any Permit in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, except as have been obtained.

Section 4.4. Capitalization.

(a) Schedule 4.4(a) sets forth, a complete and accurate list of the authorized and issued and outstanding equity interests of the Company (and, as of April 1, 2016, the names of the holders thereof). All of the equity interests of the Company are duly authorized, validly issued, fully paid and non-assessable, and none of such equity interests were issued in violation of any preemptive rights or any applicable Laws. Neither this Agreement nor the consummation of the transactions contemplated hereby gives any holder of any Series A Preferred Shares that are not included in the Shares the right to cause the Company or any other Person to redeem, repurchase or otherwise acquire such shares.

(b) Schedule 4.4(b) sets forth, with respect to each Company Subsidiary, the Company Subsidiary’s (i) name, (ii) jurisdiction of formation and (iii) authorized and issued and outstanding equity interests (and the names of the holders thereof). All of the equity interests of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and none of such equity interests were issued in violation of any preemptive rights or any applicable Laws. All of the equity interests of the Company Subsidiaries are owned of record and beneficially by the Company or a Company Subsidiary, free and clear of any Encumbrances, except for Encumbrances imposed under applicable securities Laws or under the Company’s or the relevant Company Subsidiary’s Organizational Documents. Except as set forth on Schedule 4.4(b), neither the Company nor any of the Company Subsidiaries, directly or indirectly, owns any equity interests of, or any interests convertible into, or exchangeable or exercisable for, any equity interests of, any Person.

(c) Except as set forth on Schedule 4.4(c), there are no (i) (A) securities convertible into, or exchangeable or exercisable for, equity interests of the Company or any of the Company Subsidiaries or (B) options or other rights to acquire from the Company or any of the Company Subsidiaries, or obligations of the Company or any of the Company Subsidiaries to issue, any of their respective equity interests or other securities convertible into, or exchangeable or exercisable for, any of their respective equity interests or (ii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character with respect to any of the equity interests of the Company or any of the Company Subsidiaries.

Section 4.5. Financial Statements; No Undisclosed Liabilities; No Company Material Adverse Effect.

(a) Copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2014 and the related unaudited consolidated statements of income and cash flows of the Company and the Company Subsidiaries, together with all related notes and supplemental schedules thereto, (collectively referred to as the “2014 Financial Statements”), the unaudited consolidated balance sheet of the Company and the Company Subsidiaries (the “Balance Sheet”) as of December 31, 2015 (the “Balance Sheet Date”) and the related consolidated statements of income and cash flows (collectively referred to as the “2015 Financial Statements”) have been provided to the Buyer. Each of the 2014 Financial Statements and the 2015 Financial Statements fairly present, in all material respects, the consolidated financial position and operations and cash flows of the Company and the Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(b) Except as set forth on Schedule 4.5(b), the Company and the Company Subsidiaries do not have any Indebtedness or other liabilities, whether accrued, absolute, contingent or otherwise, except for any such Indebtedness or other liabilities (i) specifically reflected on, or reserved against, in the Financial Statements or notes thereto, (ii) incurred in the ordinary course of business since the Balance Sheet Date or in connection with the transactions contemplated by this Agreement or (iii) obligations of future performance under contracts that have been made available to the Buyer in the Data Room.

(c) Since the Balance Sheet Date, no Company Material Adverse Effect has occurred.

Section 4.6. Real Property.

(a) Schedule 4.6(a) contains a complete and accurate list of each parcel of real property owned, leased (as lessee or sublessee) or licensed (as licensee) by the Company or any Company Subsidiary as of the Closing (all such real property interests, together with all right, title and interest of the Company and any Company Subsidiary in and to (a) all buildings, structures and other improvements and fixtures located on or under such real property and (b) all easements, rights and other appurtenances to such real property (collectively the “Company Properties”). Except as set forth on Schedule 4.6(a), neither the Company nor any Company Subsidiary (x) is obligated to dispose of any Company Property or acquire any interest in real property, (y) is bound by any unexpired option to purchase, right of first refusal or first offer or any other right held by any Person to purchase, or otherwise acquire, any Company Property or Company Subsidiary, or any portion thereof or (z) owns, or has at any time prior to the Closing owned, any real property.

(b) Schedule 4.6(b) sets forth a list of all current construction projects which are ongoing at the Company Properties as of the Closing, including the budgeted cost of each such project and the amount spent as of the Closing in connection with each such project.

Section 4.7. Leases.

(a) Schedule 4.7(a) sets forth (i) all Leases, (ii) the rent payable by each tenant as of the Closing under each Lease and (iii) all security deposits held by or on behalf of the Company under the applicable Leases as of the Closing, including a breakdown of cash security deposits and any non-cash security deposits (e.g., letters of credit). To the Company’s Knowledge, as of the Closing, each Lease is valid and enforceable in accordance with its terms and is in full force and effect. The Company has made available to the Buyer true and complete copies of all Leases (including any and all modifications, extensions, amendments and supplements thereto and guaranties thereof). The applicable Company Subsidiary under each Material Lease has not given or received any written notice alleging any failure to perform any of its material obligations under the applicable Material Lease, which failure remains uncured, and, to the Company’s Knowledge, no event has occurred that, with or without notice or passage of time or both, would or would reasonably be expected to constitute, a breach or default under any such Lease.

(b) Schedule 4.7(b) sets forth an accurate list of all unpaid and/or unfunded tenant improvement allowances, leasing commissions and unfunded construction costs with respect to each Company Property. To the Company’s Knowledge, Schedule 4.7(b) sets forth (i) all tenant improvement work and tenant work allowances currently outstanding that are required to be performed or paid, as the case may be, with respect to the current terms of the Material Leases as of the date set forth in such Schedule and (ii) a true and complete list as of the date set forth thereon of the tenant arrearages at the Company Property with respect to the Material Leases.

(c) To the Company’s Knowledge, except as disclosed on Schedule 4.7(c), (i) there are no lease brokerage agreements, leasing commission agreements or other agreements providing for payments of any amounts for leasing activities or procuring tenants with respect to any Leases (collectively, the “Commission Agreements”) and (ii) there are no agreements that will remain in effect following the Closing relating to the management and leasing of any Company Property. Except as disclosed on Schedule 4.7(c), the Seller has paid in full all leasing commissions and brokerage fees accrued or due and payable under the Commission Agreements.

Section 4.8. Compliance with Law; Permits.

(a) To the Company’s Knowledge, the Company, the Company Subsidiaries and the Company Properties are in compliance in all material respects with the Laws and all private restrictions imposed under any deed, CC&Rs, reciprocal easement or similar instruments to which they are subject. In the past three (3) years (or, if shorter than three (3) years, since the date of acquisition of an applicable Company Property), none of the Seller, the Company or any of the Company Subsidiaries has received any written notice from (i) any Governmental Authority alleging that any of them or any of the Company Property is or at any time has not been in compliance with the Laws to which they are, or such Governmental Authority alleges any of them to be, subject or (ii) any third party alleging that any of the Company Property is or at any time has not been in compliance with any and all private restrictions imposed under any deed, CC&Rs, reciprocal easement or similar instruments to which they are, or such third party alleges any of them to be, subject.

(b) To the Company’s Knowledge, the Company and the Company Subsidiaries are in possession of all material Permits necessary for each of the Company and the Company Subsidiaries to own, lease and operate the Company Properties and to carry on its business as currently conducted. In the past three (3) years (or, if shorter than three (3) years, since the date of acquisition of an applicable Company Property), none of the Seller, the Company or any Company Subsidiary has received any written notice from any Governmental Authority which seeks the revocation, cancellation, suspension or adverse modification of any such Permit.

(c) No representation or warranty is made under this Section 4.8 (Compliance with Law; Permits) with respect to Taxes or environmental matters, which are covered exclusively by Section 4.13 (Taxes) and Section 4.14 (Environmental Matters), respectively.

Section 4.9. Litigation; Condemnation.

(a) Except as set forth on Schedule 4.9, there is, and during the past three (3) years (or, if shorter than three (3) years, since the date of acquisition of an applicable Company Property), there has been, no Action by or against the Company or any of the Company Subsidiaries or, to the Company’s Knowledge, otherwise affecting the Company Property pending, or to the Company’s Knowledge, threatened in writing. Neither the Company nor any of the Company Subsidiaries is subject to any unsatisfied order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority.

(b) As of the Closing, neither the Company nor any Company Subsidiary has received any written notice of any pending or threatened appropriation, condemnation or like proceeding or order affecting, in any respect, any Company Property or any part thereof (or sale or other disposition of any Company Property or any part thereof in lieu of any condemnation or like action).

(c) As of the Closing, neither the Company nor any Company Subsidiary has received any written notice of any damage by fire or other casualty affecting any Company Property or any part thereof in any respect.

Section 4.10. Labor and Employment Matters. The Company and the Company Subsidiaries do not have, and have never had, any employees, nor has there been any “defined benefit plan” within the meaning of ERISA, maintained by the Company or any Company Subsidiary or any predecessor thereto.

Section 4.11. Intellectual Property.

(a) The Company and the Company Subsidiaries do not purport to own any patents, trademark registrations, copyright registrations or domain name registrations.

(b) Neither the Company nor any of the Company Subsidiaries requires any material Intellectual Property Rights that the Company and the Company Subsidiary do not already own or license, or is not able to purchase or license on commercial terms, in order to conduct the business as presently conducted by the Company and the Company Subsidiaries. The conduct of the business as presently conducted by the Company and the Company Subsidiaries does not infringe on or misappropriate any Intellectual Property Rights of others.

Section 4.12. Insurance. Schedule 4.12 sets forth a true and complete list of all insurance policies in effect with respect to the Company, all the Company Subsidiaries and all Company Properties, together with a claim history for the preceding twelve (12) months. All such insurance policies are valid and in full force and effect. During the preceding three (3) years, neither the Company nor any Company Subsidiary has received any written notice that it has failed to comply with any requirements of any such insurance policies or any notice from any insurer thereunder or any board of fire underwriters of any physical condition of any Company Property that such insurer has required correction or change of any practice of either the Company or any Company Subsidiary or refusing to renew any such insurance policies.

Section 4.13. Taxes.

(a) All income and all other material Returns required to have been filed by or with respect to the Company or the Company Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained) and such Returns are true, complete and correct in all material respects. All Taxes shown to be due and payable on such Returns have been paid and no other material Taxes are due and payable by the Company or any Company Subsidiary with respect to items or periods covered by such Returns (whether or not shown on any Return).

(b) The Company and each Company Subsidiary has timely withheld and paid to the proper Governmental Authorities all material Taxes required to be withheld and paid, including Taxes required to be withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) There are no audits or investigations by any Governmental Authority or other proceedings pending, or to the Knowledge of the Company, threatened, with regard to any Taxes or Returns of the Company or any Company Subsidiary.

(d) No deficiency for any Tax has been asserted or assessed by a Governmental Authority in writing against the Company or any Company Subsidiary, and to the Company’s Knowledge, no such deficiency has been threatened by any Governmental Authority, that has not been satisfied by payment, settled or withdrawn.

(e) Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) Neither the Company nor any Company Subsidiary has ever been a member of an affiliated group filing a consolidated federal income tax return or any similar group for federal, state, local or foreign Tax purposes, and neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code, or any similar arrangement.

(h) Neither the Company nor any Company Subsidiary has engaged in a “reportable transaction” as defined in Section 6706A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(i) There are no material Tax liens on the assets of the Company or any Company Subsidiary, other than Encumbrances for Taxes or assessments that are not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings.

(j) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the Closing or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k) Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to taxation under Section 337(d) of the Code or subject to rules similar to Section 1374 of the Code.

(l) Neither the Company nor any Company Subsidiary is (or has ever been) a party to any tax sharing agreement or tax indemnity agreement.

(m) The Company:

(i)	has been subject to taxation as a REIT, and has satisfied all requirements to qualify as a REIT, for all taxable years commencing with the Company’s initial taxable year that ended December 31, 2013 through the taxable year that ended December 31, 2015;

(ii)	has operated since January 1, 2016 until the Closing in a manner consistent with the requirements for qualification and taxation as a REIT (provided that the distribution requirements set forth in Section 857(a) of the Code have been determined as if the current taxable year of the Company ended as of the Closing); and

(iii)	has not taken or omitted to take any action which could reasonably be expected to result in a challenge by the IRS to the Company’s status as a REIT, and no such challenge is pending or to the Knowledge of the Company has been threatened.

(n) No Company Subsidiary is a corporation for U.S. federal income tax purposes other than a corporation that qualifies as a QRS or as a TRS for which a valid election to be treated as a TRS for U.S. federal income tax purposes is in place.

(o) Each Company Subsidiary, other than any Company Subsidiary that is a TRS or a QRS, has been since the date it became a Company Subsidiary, and will be as of the Closing, classified for U.S. federal income tax purposes as a partnership or a disregarded entity and not as a corporation or an association taxable as a corporation for U.S. federal income tax purposes.

(p) The Company does not have any earnings and profits attributable to any “non-REIT year” (within the meaning of Section 857 of the Code).

(q) The Company has not engaged at any time in any transaction that would give rise to “redetermined rents,” “redetermined TRS service income,” “redetermined deductions” or “excess interest” as described in Section 857(b)(7) of the Code.

(r) For each prior taxable year, the Company has declared dividends to its shareholders in an amount and manner sufficient to satisfy the distribution requirements set forth in Section 857(a) of the Code and avoid the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

(s) As of the Closing, the Company will have at least 100 shareholders, taking into account the sale of the Shares pursuant to this Agreement.

(t) The representations and warranties contained in this Section 4.13 (Taxes) are the only representations and warranties being made with respect to Taxes pursuant to this Agreement.

Section 4.14. Environmental Matters.

(a) Except as set forth on Schedule 4.14, during the preceding three (3) years (or, if shorter than three (3) years, since the date of acquisition of an applicable Company Property), the Company has received no written notice of (i) noncompliance by the Company or any Company Subsidiary with any applicable Environmental Laws or the failure to hold or be in compliance with any Environmental Permits or (ii) any claims pursuant to any Environmental Law pending or threatened against the Company or any Company Subsidiary or affecting any Company Property. To the Company’s Knowledge, there are no Hazardous Materials in, on or under any Company Property and there has been no release of any Hazardous Materials at from or to any Company Property or any real property formerly owned by any Company or any Company Subsidiary, in violation of or which could be the basis of liability or obligation under any applicable Environmental Law.

(b) The representations and warranties contained in this Section 4.14 (Environmental Matters) are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related to the Company, any Company Subsidiary or any Company Property pursuant to this Agreement.

Section 4.15. Material Contracts.

(a) Schedule 4.15(a) sets forth a complete and accurate list of the following written agreements and arrangements to which the Company or any of the Company Subsidiaries is a party, or to which any of their respective assets, property or businesses are subject, or under which the Company or any of the Company Subsidiaries has any outstanding rights or obligations (collectively, the “Material Contracts”):

(i)	any mortgage, deed of trust, loan agreement, indenture, note, security agreement, installment obligation or other instrument for or relating to any borrowing of money, or extending of credit, in each case, to or from the Company or any of the Company Subsidiaries;

(ii)	any guaranty, direct or indirect, primary or secondary, by the Company or any of the Company Subsidiaries of any obligation for borrowings or otherwise, excluding (A)guarantees by the Company or any of the Company Subsidiaries of the obligations of another Company Subsidiary and (B) endorsements made for collection in the ordinary course of business consistent with past practice;

(iii)	any arrangement providing for the grant of any preferential rights to purchase or lease any of the assets of the Company or any of the Company Subsidiaries;

(iv)	any arrangement that obligates the Company or any of the Company Subsidiaries to conduct business on an exclusive or preferential basis with any Person;

(v)	any Material Lease;

(vi)	any personal property leases involving, in each case, annual payments in excess of $50,000;

(vii)	any arrangement not otherwise set forth on Schedule 4.15(a) requiring expenditures by or payments to the Company or any of the Company Subsidiaries in an amount in excess of $50,000 per year;

(viii)	any confidentiality or non-disclosure arrangement that restricts the ability of the Company or any of the Company Subsidiaries to disclose or use any information;

(ix)	any arrangement containing noncompetition, non-solicitation or other limitations restricting the ability of the Company or any of the Company Subsidiaries to compete with any Person or in any geographic area or to solicit the employees or customers of any Person;

(x)	any arrangement imposing any restriction or limitation on the sale or other transfer of any of the assets or securities of the Company or any of the Company Subsidiaries;

(xi)	any joint venture, partnership or similar agreements involving the sharing of profits, losses, costs or liabilities by the Company or any of the Company Subsidiaries with any third party;

(xii)	any arrangement relating to an acquisition, divestiture, merger or similar transaction containing representations, covenants, indemnities or other obligations, including any “earnout” or other deferred or contingent consideration, entered into by the Company or any of the Company Subsidiaries in the past three (3) years that individually could reasonably be expected to result in future payments under such arrangement in excess of $250,000; and

(xiii)	any undertaking to enter into any of the foregoing.

(b) The Company has made available to the Buyer true and complete copies of each of the Material Contracts. To the Company’s Knowledge, as of the Closing, except as set forth on Schedule 4.15(b), each of the Material Contracts is in full force and effect. Except as set forth on Schedule 4.15(b), with respect to each Material Contract: (i) such Material Contract is valid and binding on the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, each of the other parties to such Material Contract (except to the extent that the enforceability thereof may be limited by (x) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (y) general principles of equity (regardless of whether considered in a proceeding in equity or at law), (ii) the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, each of the other parties to such Material Contract, has performed all obligations required to be performed by it thereunder in all material respects and is not in breach or default thereunder in any material respect and (iii) the Company or the applicable Company Subsidiary has not received written notice of and, to the Company’s Knowledge, no event has occurred that, with or without notice or passage of time or both, would or would reasonably be expected to constitute, a breach or default under such Material Contract.

Section 4.16. Related Party Transactions; PMAs. Except as set forth on Schedule 4.16, neither the Company nor any of the Company Subsidiaries is a party to (a) any agreement, arrangement or understanding (each, a “Related Party Agreement”) with, or involving, the Seller, or any of its Affiliates (other than the Company or any of the Company Subsidiaries), directors or officers or (b) any property management agreements.

Section 4.17. Company’s Brokers. Except for CB Richard Ellis, Eastdil Secured and the Local Market Expert Brokers, no broker, finder, financial advisor or investment banker has been engaged by, or acted for or on behalf of, the Company or any of the Company Subsidiaries in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and no such Person is or will be entitled to any broker’s, finder’s or similar fee or other commission in connection with this Agreement or the transactions contemplated hereby. The fees and expenses of the Seller’s Brokers pursuant to separate written agreement between the Seller’s Brokers and the Seller (but not pursuant to any agreement between the Buyer and the Seller’s Brokers) will be borne solely by the Seller as part of the Company Transaction Expenses and the Seller will indemnify the Buyer Indemnitees and hold the Buyer Indemnitees harmless from and against any Losses that are incurred or suffered arising out of or in connection with any claim that the Seller, the Company or any of the Company Subsidiaries has consulted, dealt or negotiated with any other real estate broker, salesperson or agent in connection with the transaction contemplated by this Agreement other than the Seller’s Brokers.

Section 4.18. OFAC; Prohibited Person. None of the Company, any of the Company Subsidiaries or, to the Company’s Knowledge, any of their respective Affiliates, brokers or other agents acting in any capacity in connection with the transactions contemplated by this Agreement, is (a) conducting any business or engaging in any transaction or dealing with any person appearing on the U.S. Treasury Department’s OFAC list of prohibited countries, territories, SDNs or a “blocked person” (each a “Prohibited Person”), including the making or receiving of any contribution of funds, goods or services to or for the benefit of any such Prohibited Person; (b) engaging in certain dealings with countries and organizations designated under Section 311 of the USA PATRIOT Act as warranting special measures due to money laundering concerns; (c) dealing in, or otherwise engaging in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224 dated September 24, 2001, relating to “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism”; (d) a foreign shell bank or any person that a financial institution would be prohibited from transacting with under the USA PATRIOT Act; or (e) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempting to violate, any of the prohibitions set forth in (i) any U.S. antimony laundering law, (ii) the Foreign Corrupt Practices Act, (iii) the U.S. mail and wire fraud statutes or (iv) the Travel Act.

Section 4.19. AS-IS; WHERE-IS. EXCEPT AS EXPRESSLY SET FORTH IN THE REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH ARTICLE III (REPRESENTATIONS AND WARRANTIES OF THE SELLER) AND OF THE COMPANY SET FORTH IN THIS ARTICLE IV (REPRESENTATIONS AND WARRANTIES OF THE COMPANY) AND ANY CERTIFICATION DELIVERED BY THE SELLER OR THE COMPANY PURSUANT TO SECTION 7.3 (CONDITIONS TO OBLIGATIONS OF THE BUYER) (COLLECTIVELY, THE “EXPRESS SELLER/COMPANY OBLIGATIONS”), THE BUYER ACKNOWLEDGES AND AGREES THAT IT IS PURCHASING AN INDIRECT INTEREST IN THE COMPANY PROPERTIES BASED SOLELY UPON THE BUYER’S INSPECTION AND INVESTIGATION OF THE COMPANY PROPERTIES AND ALL DOCUMENTS RELATED THERETO, OR ITS OPPORTUNITY TO DO SO, AND THAT, EXCEPT FOR THE EXPRESS SELLER/COMPANY OBLIGATIONS, THE BUYER IS ACCEPTING THE COMPANY PROPERTIES IN THEIR “AS IS” “WHERE IS” AND “WITH ALL FAULTS” CONDITION, WITHOUT ANY RIGHT OF SET-OFF OR REDUCTION IN THE PURCHASE PRICE. THE BUYER ACKNOWLEDGES THAT IT HAS HAD ADEQUATE OPPORTUNITY TO INSPECT THE COMPANY PROPERTIES, AND THAT THE BUYER WILL RELY EXCLUSIVELY ON ITS OWN INVESTIGATION OF THE COMPANY PROPERTIES, AND ACCEPTS THE RISK THAT ANY INSPECTION MAY NOT DISCLOSE ALL MATERIAL MATTERS AFFECTING THE COMPANY PROPERTIES. THE BUYER FURTHER AGREES THAT IT IS PURCHASING THE COMPANY PROPERTIES, AND WILL ACCEPT THE COMPANY PROPERTIES, WITHOUT ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS,

IMPLIED OR OTHERWISE (OTHER THAN THE EXPRESS SELLER/COMPANY OBLIGATIONS), INCLUDING AS TO THE: (A) VALUE, NATURE, QUALITY OR PHYSICAL CONDITION OF THE COMPANY PROPERTIES, (B) INCOME DERIVED FROM THE COMPANY PROPERTIES, (C) MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS OF ANY OF THE COMPANY PROPERTIES FOR A PARTICULAR PURPOSE, (D) COMPLIANCE OF OR BY THE COMPANY PROPERTIES OR THEIR OPERATIONS WITH ANY LAWS, INCLUDING ANY OF THE FOREGOING RELATING TO ZONING, LAND USE OR ENVIRONMENTAL REQUIREMENTS, (E) MANNER OR QUALITY OF CONSTRUCTION OR MATERIALS INCORPORATED INTO THE COMPANY PROPERTIES, (F) MANNER, QUALITY, STATE OF REPAIR OR LACK OF REPAIR OF THE COMPANY PROPERTIES, (G) ENVIRONMENTAL CONDITION OF THE COMPANY PROPERTIES, (H) ABILITY TO DEVELOP THE COMPANY PROPERTIES OR ANY RESTRICTIONS ON DEVELOPMENT, (I) THE SQUARE FOOTAGE OF THE COMPANY PROPERTIES, (J) IMPROVEMENTS AND INFRASTRUCTURE, DEVELOPMENT RIGHTS, EXACTIONS AND EXPENSES ASSOCIATED WITH THE COMPANY PROPERTIES, (K) TAXES INCLUDING THE TERMS OF ANY TAX ABATEMENT AGREEMENT, ASSESSMENTS, OR BONDS RELATING TO THE COMPANY PROPERTIES, (L) PERMISSIBLE USES, TITLE EXCEPTIONS, WATER OR WATER RIGHTS, TOPOGRAPHY, UTILITIES, OR ZONING MATTERS RELATING TO THE COMPANY PROPERTIES AND (M) SOIL, SUBSOIL, DRAINAGE, ENVIRONMENTAL OR BUILDING LAWS, RULES OR REGULATIONS. EXCEPT FOR THE EXPRESS SELLER/COMPANY OBLIGATIONS, THE BUYER HEREBY EXPRESSLY ACKNOWLEDGES THAT NO OTHER SUCH REPRESENTATIONS AND WARRANTIES HAVE BEEN MADE. THE BUYER FURTHER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS SELLER/COMPANY OBLIGATIONS, THE COMPANY WILL BE UNDER NO DUTY TO MAKE ANY AFFIRMATIVE DISCLOSURE REGARDING ANY MATTER AND EACH OF THE SELLER, THE COMPANY, AND THE COMPANY SUBSIDIARIES WILL HAVE NO OBLIGATION TO MAKE ANY REPAIRS, REPLACEMENTS OR IMPROVEMENTS TO ANY COMPANY PROPERTY. THIS SECTION 4.19 (AS-IS; WHERE-IS) WILL SURVIVE THE CLOSING.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to each of the Seller and the Company, as of the date hereof and as of the Closing (unless otherwise expressly specified), as follows:

Section 5.1. Organization. The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.

Section 5.2. Authority. The Buyer has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Buyer of this Agreement, and the consummation by the Buyer of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and, assuming that this Agreement constitutes the legal, valid and binding obligation of each of the other parties hereto, constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforcement may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 5.3. No Conflict; Required Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement, the performance by the Buyer of its obligations hereunder and the consummation by the Buyer of the transactions contemplated hereby, do not:

(i)	conflict with or violate the Buyer’s governing documents;

(ii)	violate any Law applicable to the Buyer; or

(iii)	result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a breach of or result in the creation or acceleration of any obligations under any agreement or instrument to which the Buyer is party, or by which it is bound, or to which its properties are subject, except, in the case of each of clauses (ii) and (iii), for any such violations, breaches, defaults failures or other occurrences that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) The Buyer is not required to seek or obtain any Permit of any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby, except (i) as have been obtained or (ii) where failure to obtain such Permit, would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.4. Litigation. There is no Action by or against the Buyer pending, or to the Buyer’s knowledge, threatened in writing that would have a Buyer Material Adverse Effect.

Section 5.5. Sufficient Funds. The Buyer has, and will have on the Closing Date, sufficient funds immediately available to pay the Purchase Price and to consummate the other transactions contemplated by this Agreement, and perform the Buyer’s other obligations under this Agreement.

Section 5.6. Investment Intent. The Buyer is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act. The Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Buyer (a) is an accredited investor (as defined under Rule 501 promulgated under the Securities Act), (b) is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment) and (c) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.7. Buyer Investigation and Reliance. The Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, the Company Properties, the Company Subsidiaries, the Shares and the transactions contemplated by this Agreement, which investigation, review and analysis were conducted by the Buyer with expert advisors, including legal counsel, that it has engaged for such purpose. Except for the Express Seller/Company Obligations, none of the Seller, the Company or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company, the Company Properties, the Company Subsidiaries, the Shares or any other matter contained herein or made available in connection with the Buyer’s investigation of the Company, the Company Properties, the Company Subsidiaries and the Shares, and the Seller, the Company and their respective Affiliates and Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom. The Buyer has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Seller, the Company or any their respective Affiliates or Representatives, except for the Express Seller/Company Obligations. Except for the Express Seller/Company Obligations, none of the Seller, the Company or any of their respective Affiliates or Representatives will have any liability to the Buyer or any of its Affiliates or Representatives resulting from the use of any information made available to the Buyer, whether orally or in writing, in any confidential information memoranda, management presentations, documents, materials or other Disclosed Information or in due diligence or other discussions or in any other form in expectation of the transactions contemplated by this Agreement. None of the Seller, the Company or any of their respective Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the Company Subsidiaries. The Buyer acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that the Buyer takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). The Buyer acknowledges and agrees that (a) subject to the Express Seller/Company Obligations, if the Closing occurs, the Buyer will acquire the Company, the Company Subsidiaries and the Company Properties on an “AS IS” and “WHERE IS” basis and (b) the Express Seller/Company Obligations and the representations and warranties and acknowledgements in ARTICLE V (Representations and Warranties of the Buyer) and any certification delivered by the Buyer pursuant to Section 7.2 (Conditions to Obligations of the Seller and the Company) are the result of arms’ length negotiations between sophisticated parties.

Section 5.8. Buyer’s Brokers. Except for CB Richard Ellis, no broker, finder, financial advisor or investment banker has been engaged by, or acted for or on behalf of, the Buyer in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated hereby and no such Person is or will be entitled to any broker’s, finder’s or similar fee or other commission in connection with this Agreement or the transactions contemplated hereby. The fees and expenses of CB Richard Ellis will be borne solely by the Seller to the extent provided for in Section 3.6 (Seller’s Brokers) and Section 4.17 (Company’s Brokers). The Buyer will indemnify the Seller Indemnitees and hold the Seller Indemnitees harmless from and against any Losses that are incurred or suffered arising out of or in connection with any claim that the Buyer or any of its Affiliates has consulted, dealt or negotiated with any real estate broker, salesperson or agent in connection with this Agreement or the transactions contemplated hereby, except for claims by CB Richard Ellis to the extent of fees the Seller has agreed to pay under Section 3.6 (Seller’s Brokers) and Section 4.17 (Company’s Brokers).

Section 5.9. Ownership. The Buyer is not an individual for the purposes of Section 542(a)(2) of the Code (determined after taking into account Section 856(h)(3)(A) of the Code) (an “Individual”), and no Individual is treated as the owner, either directly, indirectly or constructively through the application of Section 544 of the Code (as modified by Section 856(h)(1)(B of the Code)), of more than nine point eight percent (9.8%) of the number or value of the outstanding membership interests in the Buyer.

ARTICLE VI

COVENANTS

Section 6.1. Conduct of Business Prior to Closing. Except as permitted under this Section 6.1 (Conduct of Business Prior to the Closing), from the date hereof to the earlier to occur of the Closing and the termination of this Agreement in accordance with Section 9.1 (Termination), the Company will and will cause each of the Company Subsidiaries to: (x) conduct its business and operations in the ordinary course of business consistent with past practices and use commercially reasonable efforts to maintain, insure, repair and preserve intact the Company Properties and its business organization consistent with past practice and (y) without the prior written consent of the Buyer, not undertake any of the following actions:

(a) amend or supplement its organizational documents;

(b) amend or waive any rights under any liability or property insurance in a manner that would reduce coverage amounts, remove types of coverage or endorsements, or increase deductibles;

(c) issue, deliver, sell, pledge, dispose of or encumber any of its equity interests, or any interests convertible into, or exchangeable or exercisable for, its equity interests;

(d) acquire equity interests of, or any interests convertible into, or exchangeable or exercisable for, equity interests of, any other Person;

(e) acquire any interest in real property;

(f) make any loans, advances or capital contributions to, any other Person (other than by and among the Company and its wholly-owned Subsidiaries);

(g) sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any Company Property;

(h) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization;

(i) merge or consolidate with, purchase substantially all the assets of, or otherwise acquire or combine with, any Person;

(j) hire any employees;

(k) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, except for Indebtedness which will be fully repaid prior to, or in connection with, the Closing;

(l) enter into, materially amend or terminate any Material Contract or any Lease, except for the termination of any interest rate hedging vehicles related to any Indebtedness of the Company and/or any Company Subsidiary and those agreements set forth on Schedule 4.15(a)(i) attached hereto;

(m) make any change in any method of accounting or accounting practice or policy, except as required by applicable Law;

(n) (i) make, change or revoke any material Tax election, (ii) file any Return except to the extent required by applicable Law or (iii) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes, in each case, to the extent such action could materially affect the Buyer, or the Company or any of the Company Subsidiaries, in a taxable period (or portion thereof) ending after the Closing Date;

(o) take any action that could reasonably be expected to, or fail to take any action the failure of which could reasonably be expected to, cause (a) the Company to fail to comply with the gross income, asset, distribution and shareholder ownership requirements of Sections 856 and 857 of the Code or otherwise fail to qualify as a REIT, (b) any Company Subsidiary to cease to be treated as any of a partnership, a disregarded entity for U.S. federal income tax purposes, QRS or TRS, as the case may be or (c) the Company or any Company Subsidiary to be subject up to the Closing to any federal or state income tax or federal or state excise tax, assuming for this purpose that the Company’s taxable year ends as of the Closing;

(p) fail to make a distribution the failure of which would subject the Company to federal income tax under Section 857(b) of the Code or excise tax under Section 4981 of the Code, assuming for the purpose of making the determination pursuant to this clause (xvi) that the Company’s taxable year ends as of the Closing; or

(q) authorize, propose or agree in writing to take any of the foregoing actions.

Section 6.2. Covenants Regarding Information.

(a) In order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Company and the Company Subsidiaries), for a period of three (3) years after the Closing, the Buyer will (i) retain any books and records relating to the Company and the Company Subsidiaries relating to periods prior to the Closing which have been delivered to the Buyer and (ii) afford the Seller and its Representatives reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, that the Buyer must notify the Seller in writing at least thirty (30) days in advance of destroying any such books and records in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 6.2(a) (Covenants Regarding Information).

(b) In order to facilitate the resolution of any claims made against or incurred by the Buyer, or the Company or any of the Company Subsidiaries, for a period of three (3) years after the Closing, the Seller will (i) retain the books and records relating to the Company and the Company Subsidiaries relating to periods prior to the Closing which have not otherwise been delivered to the Buyer and (ii) upon reasonable notice, afford the Buyer and its Representatives reasonable access (including the right to make, at the Buyer’ expense, photocopies), during normal business hours, to such books and records; provided, that the Seller must notify the Buyer in writing at least thirty (30) days in advance of destroying any such books and records in order to provide the Buyer the opportunity to copy such books and records in accordance with this Section 6.2(b) (Covenants Regarding Information).

Section 6.3. Real Property Inspections.

(a) Pursuant to the Access Agreement, prior to the date hereof, the Seller afforded the Buyer and its Representatives with certain access to enter upon the Company Properties for purposes of conducting the Inspections. As of the Closing, the Seller and the Buyer agree that the Access Agreement will be terminated and of no further force or effect.

(b) The Buyer will indemnify the Seller Indemnified Parties and hold the Seller Indemnified Parties harmless from and against any Losses that are incurred or suffered by any Seller Indemnified Party and arising out of or in connection with (i) the Buyer’s and/or the Buyer’s Representatives’ entry upon any of the Company Properties, (ii) any Inspections or other activities conducted thereon by the Buyer or the Buyer’s Representatives, (iii) any liens or encumbrances filed or recorded against any Company Property as a consequence of the Inspections and/or (iv) any and all other activities undertaken by the Buyer or the Buyer’s

Representatives with respect to any Company Property. The foregoing indemnity will not include any Losses that result (x) solely from the mere discovery, by the Buyer or the Buyer’s Representatives, of pre-existing conditions on any Company Property during Inspections conducted pursuant to and in accordance with the terms of this Agreement, unless and to the extent exacerbated by the Buyer or (y) from the Seller’s or the Company’s gross negligence or willful misconduct.

Section 6.4. Further Assurances. Each of the Parties will use all commercially reasonable efforts to take, or to cause to be taken, all appropriate action and will do, or cause to be done, all things, necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including obtaining the Third Party Consents and obtaining from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement.

Section 6.5. Public Announcements. Without the prior written consent of each of the Parties, none of the Seller, the Company, the Buyer, any of their respective Affiliates or any Representatives of any of the foregoing, will issue any press release or otherwise make any public announcement with respect to this Agreement and the transactions contemplated hereby, except as may be required by applicable Law, in which case, to the extent permitted by applicable Law, the disclosing Party will immediately notify and consult with the other Parties with respect to such disclosure. Without otherwise limiting the foregoing, the Parties acknowledge and agree that the Buyer expects and will be entitled to publicly announce the execution of this Agreement and the Closing of the transactions contemplated hereby via press release, to file this Agreement and related financial statements and property and lease information with the United States Securities Exchange Commission (“SEC”) on one or more filings on Form 8-K and to disclose the foregoing and related information generally in connection with its obligations to do so under relevant securities Laws and the rules and regulations of the New York Stock Exchange; provided, that prior to publishing such initial press release, the initial Form 8-K and any subsequent press release or securities law filing to the extent such subsequent press release or securities law filing includes disclosure not previously included in the initial press release or initial From 8-K, in each case pertaining to this Agreement and the transactions contemplated hereby, the Buyer will provide a meaningful opportunity to the Seller to review and comment upon such press release and Form 8-K and will accept all reasonable comments thereon to the extent not in conflict with the Buyer’s disclosure obligations under relevant securities Laws and the rules and regulations of the New York Stock Exchange. This Section 6.5 (Public Announcements) will survive the Closing.

Section 6.6. Ongoing REIT Qualification.

(a) The Buyer will maintain the qualification of the Company as a REIT until the earlier of (i) the end of the taxable year in which the Closing occurs or (ii) the liquidation of the REIT. During such time, without prior consent of the Seller, which shall not be unreasonably withheld, conditioned or delayed, neither the Buyer nor the Company will take any action, or fail to take any action, which action or failure could reasonably be expected to cause a retroactive change in entity classification of any Company Subsidiary to that of an association taxable as a corporation during a Pre-Closing Tax Period, unless such change is required by applicable Law or to maintain REIT status of the Company. The Buyer shall give prompt notice to the Seller if a change in classification discussed in this Section 6.6(a) (Ongoing REIT Qualification) is required by applicable Law.

(b) From the Closing through the end of the Company’s taxable year in which the Closing occurs (including as a result of the liquidation of the Company), the Buyer covenants and agrees to cause the Company to operate and take any other actions necessary to cause the Company to qualify as a REIT.

Section 6.7. Use of Name. The Seller is not conveying pursuant to or in connection with this Agreement or any of the transactions contemplated hereby ownership rights to, or granting any Person (including the Buyer and its Affiliates and the Company and the Company Subsidiaries) a license to use, the name “CT”, “Atlantic” or “Atlantic CT” or any trade name, trademark, service mark, logo or domain name incorporating any of the name “CT”, “Atlantic” or “Atlantic CT”. Promptly after the Closing Date (and, in any event, within fifteen (15) Business Days after the Closing Date), the Buyer will and will cause each of its Affiliates to, make all filings with the appropriate Governmental Authorities to effectuate name change of each of the Company and the Company Subsidiaries to remove each of the names “CT”, “Atlantic” and “Atlantic CT” from the name of the Company and the Company Subsidiaries, as applicable. This Section 6.7 (Use of Name) will survive the Closing.

Section 6.8. Other Tax Matters.

(a) The Seller will cause the Company and each Company Subsidiary to prepare and timely file all Returns and amendments thereto required to be filed by the Company and each Company Subsidiary for all Tax periods ending on or prior to the date of the Closing which must be filed after the date of the Closing consistent with past practices. The Seller will provide, and the Buyer will have reasonable opportunity to review and comment upon, prior to filing, all such Returns. The Seller will act reasonably in deciding whether to accept or reject such comments; provided, that in the event the Buyer believes that the Seller is not acting reasonably, disputed items on the applicable Return will be referred to an Accounting Firm, and the determination of the Accounting Firm will be final, conclusive and binding on the Buyer, the Seller and the Company.

(b) The Buyer will cause the Company and each Company Subsidiary to prepare and timely file all Returns required to be filed by the Company and each Company Subsidiary after the date of the Closing with respect to the taxable year that includes but does not end on the date of the Closing (“Straddle Period Returns”) consistent with past practices to extent permitted by applicable Law. The Buyer will provide, and the Seller will have reasonable opportunity to review and comment upon, prior to filing, all such Straddle Period Returns and amendments thereto. The Buyer will act reasonably in deciding whether to accept or reject such comments; provided, that in the event the Seller believes that the Buyer is not acting reasonably, disputed items on the Straddle Period Return will be referred to an Accounting Firm, and the determination of the Accounting Firm will be final, conclusive and binding on the Buyer, the Seller and the Company.

(c) The Buyer and the Seller will notify one another in writing within 10 days of receipt of any notice of any audit, assessment, proposed adjustment, notice of deficiency, litigation, dispute or other proceeding with respect to Taxes that, if determined adversely to the taxpayer, could be grounds for indemnification under this Agreement by the other party (each, a “Tax Contest”); provided, that a failure to give such notification will not affect indemnification provided hereunder, except and only to the extent that the Indemnitee actually and materially was prejudiced by such delay. The Buyer will have the right to control the conduct of any Tax Contest; provided, that the Buyer will (i) keep the Seller reasonably informed of the progress of any Tax Contest, (ii) provide the Seller with copies of any pleadings, correspondence, and other documents received from the relevant tax authority, and all written materials submitted to such taxing authority by the Buyer with respect to any Tax Contest, (iii) permit the Seller to participate (but not control) at its own expense in any Tax Contest relating to any Pre-Closing Tax Period and (iv) provide the Seller an opportunity to comment in connection with any Tax Contest and act reasonably in deciding whether to accept or reject such comments; provided further, that, in addition to and not in limitation of the foregoing, the Buyer will not settle or compromise any Tax Contest without the Seller’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed.

(d) The Seller and the Buyer will (i) reasonably assist one another in preparing and filing any Returns that the Buyer or the Seller is responsible for preparing and filing with respect to the Company or any Company Subsidiary for the Straddle Period and reasonably cooperate in preparing for any audits by, or disputes or other proceedings with, any Governmental Authority or with respect to any matters relating to Taxes for the Straddle Period and any taxable period beginning before the Closing Date, (ii) make available to one another and to any Governmental Authority as reasonably requested by any such party all information, records and documents relating to Tax matters (including Returns) of or relating to the Company or any Company Subsidiary relating to the Straddle Period or any taxable period beginning before the Closing Date, and (iii) reasonably assist one another to facilitate the demand for written statements from shareholders of record disclosing such ownership as required pursuant to Treasury Regulations Section 1.857-8. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.8(d) will obligate the Seller or its Representatives (x) to prepare or create any financial or other data or information outside the ordinary course of business or (y) to disclose to the Buyer or its Representatives any information if doing so would violate any contract or applicable Law to which the Seller is subject.

(e) For any Straddle Period, the amount of any Taxes based on or measured by income, receipts, transfers, transactions or payroll of the Company or any Company Subsidiary for the Pre- Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the day before the Closing Date and the amount of other Taxes (other than such Taxes prorated under Section 1.1 (Certain Defined Terms) of this Agreement) of the Company or any Company Subsidiary for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the day before the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f) The Seller will be entitled to the amount of any refund of Taxes of the Company or any Company Subsidiary with respect to a Pre-Closing Tax Period (to the extent such Taxes were paid by the Company or its Subsidiaries prior to the Closing, or by the Seller after the Closing) which refund is actually received by the Buyer or its Subsidiaries after the Closing, net of any cost to the Buyer and its Affiliates attributable to the obtaining and receipt of such refund unless such refunds were taken into account under Section 2.4 (Purchase Price Adjustment). The Buyer will pay such amount to the Seller within 10 days of the receipt of the refund by the Company or any Company Subsidiary. The Buyer, the Company and the Company Subsidiaries will cooperate with the Seller in filing any reasonable claims for such tax refunds to which the Seller is entitled to with respect to a Pre-Closing Tax Period.

(g) The Seller, the Buyer and the Company will treat the sale of the Shares as a sale of equity interests in the Company for all tax purposes, and will report the sale of Shares consistently with the foregoing for all tax purposes. The Buyer will not make or cause to be made an election under Section 338 of the Code (or similar provision under state or local law) with respect to the purchase of the Shares.

(h) From and after the Closing, the Buyer, the Company and/or the Company Subsidiaries will not amend Returns in respect of a Pre-Closing Tax Period or Straddle Period in a manner that would give rise to a Tax liability of the Seller or an indemnification obligation of the Seller under Section 8.2(a), unless required by any applicable Law, without obtaining the written consent of the Seller, which consent will not be unreasonably withheld, conditioned or delayed. The Buyer shall give prompt notice to the Seller if an amendment of a Return discussed in this Section 6.8(h) is required by applicable Law.

Section 6.9. Disclosure Schedules.

(a) The headings, if any, of the individual sections of the Disclosure Schedules are inserted for convenience of reference only, and will not be deemed to constitute a part thereof or of this Agreement. The Disclosure Schedules are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to any particular representation, warranty, covenant or agreement will be deemed adequately disclosed as an exception with respect to all other representations, warranties, covenants and agreements to the extent that the relevance of such item to such other representations, warranties, covenants and agreements is reasonably apparent on its face (notwithstanding the presence or absence of a section number of the Disclosure Schedules that corresponds to the section number of such other representations, warranties, covenants and agreements or a cross-reference thereto). The mere inclusion of an item on the Disclosure Schedules will not be deemed an admission or acknowledgment, in and of itself, and exclusively by virtue of the inclusion of such item on the Disclosure Schedules, that (i) such item is required to be listed on the Disclosure Schedules, (ii) such item, or any non-disclosed item or information of comparable or greater significance, represents a material exception or fact, event, or circumstance, (iii) such item has had, or is expected to result in, a Company Material Adverse Effect or a Seller Material Adverse Effect, or (iv) such item actually constitutes noncompliance with, or a violation of, any applicable Law, Permit or Material Contract, or other topic to which such disclosure is applicable.

(b) From the date hereof until the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 9.1 (Termination), the Seller will be entitled to disclose to the Buyer in writing, in good faith and in reasonable detail based on the facts known at the time and specifically identified as for the purpose of updating the Disclosure Schedules, any inaccuracy or breach of the representations and warranties contained in ARTICLE III and ARTICLE IV hereof to the extent (a) arising out of facts or circumstances occurring after the date hereof (but not to the extent arising out of facts and circumstances occurring on or prior to the date hereof, even if the Seller first obtains knowledge of such events after the date hereof) and (b) not resulting from a breach of any of the Company’s obligations set forth in Section 6.1 (Conduct of Business Prior to Closing) hereof; and, for all purposes of this Agreement, such disclosures will amend and supplement the Disclosure Schedules delivered to the Buyer on the date hereof (the “Updated Schedules”); provided, that upon delivery of any such Updated Schedule to the Buyer, and solely to the extent the matters disclosed in such Updated Schedule have a material and non-beneficial impact on the Company or the Company Properties as a whole, the Buyer may deliver written notice (the “Update Termination Notice”) to the Seller within three (3) Business Days of receipt of such Updated Schedule of its election to terminate this Agreement (an “Update Termination Event”). If the Buyer fails to deliver to the Seller an Update Termination Notice within the three (3) Business Day period following receipt of any Updated Schedules, the Buyer will be deemed (i) to have waived its right to deliver an Update Termination Notice with respect to the disclosure set forth on the Updated Schedule (and only with respect to such disclosure), which disclosure and Updated Schedule, accordingly, will not constitute an Update Termination Event, and (ii) to have accepted such Updated Schedule and to have waived any indemnification rights with respect to the contents of such Updated Schedule under this Agreement.

Section 6.10. Audit Cooperation. For a period of one (1) year after the Closing Date, the Seller will, from time to time, upon reasonable advance notice from the Buyer, provide (a) the Buyer and its Representatives access to all financial and other information pertaining to the period of the Company’s and each applicable Company Subsidiary’s ownership and operation of any Company Property (other than such matters that relate to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement), which may include any such information and/or documents more particularly described on Schedule 6.10 attached hereto, which information is relevant and reasonably necessary, in the opinion of the Buyer’s outside, third party accountants (the “Accountants”), to enable the Buyer and its Accountants to prepare financial statements in compliance with any or all of (i) Rule 3-14 of Regulation S-X of the SEC, (ii) any other rule issued by the SEC and applicable to the Buyer or its Affiliates, and (iii) any registration statement, report or disclosure statement filed with the SEC by, or on behalf of the Buyer or its Affiliates and (b) reasonable assistance to the Buyer and the Accountants in completing an audit of such financial statements. The Seller will provide or cause to be provided such information and documentation on a per-Company Property basis, if available; provided that any access or furnishing of information must be conducted at the Buyer’s expense during normal business hours, under the supervision of the Seller’s personnel, and in such a manner as to not unreasonably interfere with the normal operations of the Seller. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.10 will obligate the Seller or its Representatives (x) to prepare or create any financial or other data or other information, summaries or materials of any kind or nature outside the ordinary course of business of the Seller and the Company as of the Closing, (y) to incur any out of pocket expenses in connection with such cooperation unless reimbursed promptly by the Buyer or (z) to disclose to the Buyer or its Representatives any information (A) if doing so would violate any contract or applicable Law to which the Seller is subject or (B) if the Seller believes in good faith based on advice of counsel that doing so would jeopardize the ability to assert a claim of privilege (including the attorney-client and work product privileges).

Section 6.11. Outstanding Guarantees. Following the Closing, the Seller will use commercially reasonable efforts to secure the release, and obtain customary instruments evidencing such release, of CT REIT Holdings I LLC from each of the guarantees described in items 21, 22 and 23 of Schedule 4.15(a)(ii) (each, until such date and time as it is released in accordance with this sentence, an “Outstanding Guarantee”).

Section 6.12. Insurance Matters.

(a) With respect to the Pollution Policy, without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Seller will not, nor will it permit any Affiliate that is insured under the Pollution Policy to, amend, commute, terminate, release, or otherwise modify such policy in any respect that would modify the coverage afforded to the Company or any Company Subsidiary. The Seller will, and will cause its Affiliates who are insured under the Pollution Policy, to use commercially reasonable efforts to obtain an endorsement the Pollution Policies that adds the Buyer as an additional named insured, at the Buyer’s sole cost and expense. In the event that the Buyer on the one hand, and the Seller or any of its Affiliates on the other, both submit claims under the Pollution Policy, such claims are pending at the same time, and satisfaction of both claims would exhaust the remaining applicable limits of such Pollution Policy, the Buyer and the Seller agree to apportion the remaining insurance proceeds pro rata according to the ratio, the numerator of which is the loss of either party (as applicable) and the denominator of which is the total loss of both parties.

(b) With respect to the Liability Policies, without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Seller will not, nor will it permit any Affiliate that is insured under the Liability Policies to, amend, commute, terminate, release, or otherwise modify such Policies in any respect that would modify the coverage afforded to the Company or any Company Subsidiary for claims related to pre-Closing occurrences. the Seller will, and will cause its Affiliates who are insured under the Liability Policies, to use commercially reasonable efforts to obtain an endorsement to each of the Liability Policies that adds the Buyer as an additional insured (solely with respect to the Buyer’s interest in the Company and the Company Subsidiaries), at the Buyer’s sole cost and expense.

(c) The Seller and its Affiliates that are insured under the Subject Policies may submit claims in accordance with such Subject Policies’ terms and conditions, it being understood that erosion of aggregate limits resulting from such claims activity will not constitute a breach of this provision. From and after the Closing, the Seller will, and will cause its Affiliates insured under the Subject Policies, to use commercially reasonable efforts, at the Buyer’s sole cost and expense, to assist the Buyer, the Company or its Subsidiaries in making claims under any Subject Policy, including asserting its status as an insured under such Subject Policy; provided, that neither the Seller nor any such Affiliate will bear any liability for the failure of an insurance carrier to pay any claim if such failure does not result from a breach of this Agreement.

Section 6.13. Exclusivity. Notwithstanding anything to the contrary in the Access Agreement, the Seller agrees (a) to extend the Exclusivity Period until the earlier to occur of the Closing or the termination of this Agreement in accordance with Section 9.1 (Termination) and (b) to comply in all material respects with the Seller’s obligations under Section 4 (Exclusivity) of the Access Agreement on the terms, and subject to the conditions, thereof.

Section 6.14. Title Company. The Seller covenants to execute and deliver to the Title Company on or prior to the Closing a duly executed owner’s declaration in the form attached hereto as Exhibit D-1, a duly executed non-imputation affidavit in the form attached hereto as Exhibit D-2, together with other customary and reasonable affidavits, instruments and information required by the Title Company (A) to evidence authority of the Seller, the Company and Company Subsidiaries, (B) to remove exceptions for existing deeds of trust, and (C) with regard to recent or current construction at any Company Property.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1. Conditions to Obligations of All Parties. The respective obligations of each of the Buyer, the Seller and the Company to consummate the transactions contemplated by this Agreement will be subject to:

(a) no Governmental Authority having issued any order or injunction, or taken any other action, restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, or having commenced any proceeding for the purpose of obtaining any such order or injunction;

(b) no provision of any applicable Law prohibiting the consummation of the transactions contemplated by this Agreement;

(c) the absence of a Significant Casualty; and

(d) the absence of a Significant Taking.

Section 7.2. Conditions to Obligations of the Seller and the Company. The obligations of each of the Seller and the Company to consummate the transactions contemplated by this Agreement will be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a) the Buyer delivering to Deposit Escrow Agent the amounts set forth in Section 2.3(b)(i) (Closing) of this Agreement;

(b) (A) each of the representations and warranties of the Buyer set forth in Section 5.1 (Organization), Section 5.2 (Authority), Section 5.3(a)(i) and Section 5.3(a)(ii) (No Conflict), and Section 5.8 (Buyer’s Brokers) of this Agreement being true and correct in all respects as of the date hereof and as of the Closing (except for such representations and warranties that are made as of a specified date, in which case such representations and warranties will be true and correct in all respects on and as of the specified date) and (B) each of the other representations and warranties of the Buyer set forth in ARTICLE V (Representations and Warranties of Buyer) of this Agreement being true and correct in all respects as of the date hereof and as of the Closing (except for such representations and warranties that are made as of a specified date, in which case such representations and warranties will be true and correct in all respects on and as of the specified date), except in the case of this clause (B) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Buyer Material Adverse Effect; and

(c) the Buyer having delivered to the Seller and the Company a certificate, signed by an authorized officer of the Buyer and dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(b) (Conditions to Obligations of the Seller and the Company) hereof, which, upon delivery to the Seller and the Company, will be deemed to satisfy the conditions set forth in Section 7.2(b) (Conditions to Obligations of the Seller and the Company) hereof solely for purposes of this Section 7.2 (Conditions to Obligations of the Seller and the Company) (but not for purposes of determining whether any representation or warranty in this Agreement was true and correct as of any particular date or whether any agreement or covenant required by this Agreement has been performed or complied with).

Section 7.3. Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement will be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) each of the representations and warranties of the Seller set forth in Section 3.1 (Organization), Section 3.2 (Authority), Section 3.3(a)(i) and Section 3.3(a)(ii) (No Conflict), Section 3.4 (Shares), Section 3.6 (Seller’s Brokers) and of the Company set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.3(a)(i) and Section 4.3(a)(ii) (No Conflict), Section 4.4 (Capitalization), Section 4.6 (Real Property), Section 4.7 (Leases), Section 4.8 (Compliance with Law; Permits) and Section 4.17 (Company’s Brokers) of this Agreement being true and correct as of the date hereof and as of the Closing (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) and (B) each of the other representations and warranties of the Seller made in ARTICLE III of this Agreement and of the Company made in ARTICLE IV of this Agreement being true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Seller Material Adverse Effect or Company Material Adverse Effect, as applicable) as of the date hereof and as of the Closing (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this subclause (B) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Seller Material Adverse Effect or a Company Material Adverse Effect, as applicable;

(b) each of the Seller and the Company having delivered to the Buyer a certificate, signed by an authorized officer of the Seller or the Company, as applicable, and dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a) (Conditions to Obligations of the Buyer) hereof, which upon delivery to the Buyer, will be deemed to satisfy the conditions set forth in Section 7.3(a) (Conditions to Obligations of the Buyer) hereof solely for purposes of this Section 7.3 (Conditions to Obligations of the Buyer) (but not for purposes of determining whether any representation or warranty in this Agreement was true and correct as of any particular date or whether any agreement or covenant required by this Agreement has been performed or complied with);

(c) the Company having obtained and delivered to the Buyer customary payoff letters, lien terminations and instruments of discharge to allow for the payoff, termination and discharge of all of the Existing Indebtedness;

(d) the Company having obtained and delivered to the Buyer evidence reasonably satisfactory to the Buyer that (A) all of the Related Party Agreements, property management agreements and intracompany arrangements set forth on Schedule 4.16, and (B) all of the hedging vehicles set forth on Items 2-7 of Schedule 4.15(a)(i), have been terminated in full, without any further liability of the Company or any of the Company Subsidiaries from and after the Closing;

(e) the Seller having delivered to the Buyer a “certification of non-foreign status” in the form and manner set forth in Treasury Regulations Section 1.1445-2(b)(2), an Internal Revenue Service Form W-9 duly executed by the Seller;

(f) the Company having satisfied the distribution requirement under Section 857 of the Code for each taxable year since its initial taxable year, determined as if the Company’s most recent taxable year ended as of the Closing;

(g) the Seller having delivered to the Buyer the written opinion of Ropes & Gray, tax counsel to the Company, dated the Closing Date, and substantially in the form attached hereto as Exhibit C in accordance with Section 2.5 (Tax Opinion) hereof;

(h) the Seller (A) having delivered to the Buyer duly executed Estoppels (as defined in the Access Agreement) from tenants representing no less than eighty-five percent (85%) of the rentable area of the Company Properties and (B) either having delivered or used commercially reasonable efforts to deliver to the Buyer duly executed estoppel certificates in form and substance reasonably acceptable to the Buyer from (x) Parkway Business Centre Owners Association, a California nonprofit mutual business association, as the counterparty to a CC&R (or similar agreement) affecting the Company Property commonly known as 13550 Stowe Drive, Poway, California and (y) Foothill Business Association, a California nonprofit mutual business association, as the counterparty to a CC&R (or similar agreement) affecting the Company Property commonly known as 20 Icon, Lake Forest California;

(i) the Seller having delivered to the Buyer copies of letters notifying tenants under the Leases of the conveyance of the new ownership of the Company Property;

(j) the Company having delivered to the Buyer the resignations of all of the directors and officers of the Company and each Company Subsidiary, effective as of, and subject to, the Closing;

(k) the Title Company being committed to insuring title to the Company Properties upon the Closing, in all material respects, on the terms and subject to the matters set forth in the Proforma Title Policies and delivering the Title Policies in the form of the Proforma Title Policies in the ordinary course following Closing and the Seller having delivered to the Title Company all customary and reasonable affidavits, instruments and information required by the Title Company in accordance with Section 6.14 (Title Deliverables);

(l) the Seller having caused the delivery to the Buyer of the duly executed Limited Guaranty in full force and effect and the representations set forth in the Limited Guaranty being true and correct in all respects;

(m) the Seller having complied in all material respects with its obligations under Section 1(e) (Audit Cooperation) and Section 4 (Exclusivity) of the Access Agreement on the terms, and subject to the conditions, of the Access Agreement;

(n) each of the Seller and the Company having complied in all material respects with the covenants set forth in Section 6.1 (Conduct of Business Prior to Closing) hereof; and

(o) the absence of an Update Termination Event.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Survival.

(a) Each of (i) the representations and warranties of the Seller contained in this Agreement (collectively, the “Seller Representations”), (ii) the representations and warranties of the Company contained in this Agreement (collectively, the “Company Representations”) and (iii) the representations and warranties of the Buyer contained in this Agreement (collectively, the “Buyer Representations”) will survive the Closing for the Indemnification Period, after which, such representations and warranties will terminate, subject to any Claims Notice in respect thereof having been given in accordance with the terms of

Section 8.3 (Claims for Indemnification) prior to the Cut-Off Date; provided, that the representations and warranties set forth in each of Section 3.1 (Organization), Section 3.2 (Authority), Section 3.3(a)(i) and Section 3.3(a)(ii) (No Conflict), Section 3.4 (Shares), Section 3.6 (Seller’s Brokers), Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.3(a)(i) and Section 4.3(a)(ii) (No Conflict), Section 4.4 (Capitalization), Section 4.17 (Company’s Brokers), Section 5.1 (Organization), Section 5.2 (Authority), Section 5.3(a)(i) and Section 5.3(a)(ii) (No Conflict), and Section 5.8 (Buyer’s Brokers) will survive the Closing until the third anniversary of the Closing Date (the representations and warranties set forth in the immediately preceding proviso are referred to herein as the “Fundamental Representations”); and, provided, further, that the representations and warranties set forth in Section 4.13 (Taxes) will survive the Closing until the date that is sixty (60) days after expiration of the applicable statute of limitations relating to the subject matter of the applicable underlying representation and warranty.

(b) Each of the covenants and agreements of the Seller, the Company and the Buyer contained in this Agreement that (i) by their nature are required to be performed at or prior to the Closing will expire at the Closing along with any and all (if any) rights and remedies with respect to the breach thereof and (ii) by their nature are required to be performed after the Closing (the “Post-Closing Covenants”) will survive the Closing in accordance with their respective terms (or, if no specific term is provided, for the statute of limitations).

(c) If any Claims Notice with respect to any representation, warranty or Post-Closing Covenant is given in accordance with the terms of Section 8.3 (Claims for Indemnification) within the applicable survival period specified above in this Section 8.1 (Survival) (the “Cut-Off Date”), the indemnification claims expressly set forth in the Claims Notice will survive until such time as such claims are finally resolved.

Section 8.2. Indemnification Obligations.

(a) Subject to the limitations set forth in this ARTICLE VIII (Indemnification), the Seller agrees, from and after the Closing, to indemnify and hold harmless the Buyer, its Affiliates and each of their respective Representatives (collectively, the “Buyer Indemnitees”) from and against any and all Losses actually suffered by or asserted against any of the Buyer Indemnitees arising from, or in connection with:

(i)	any inaccuracy in or breach by the Seller of any of the Seller Representations;

(ii)	any breach by the Seller of any of the Post-Closing Covenants made by it;

(iii)	any inaccuracy in or breach by the Company of any of the Company Representations;

(iv)	any Closing Indebtedness or Company Transaction Expenses not paid and satisfied in full at the Closing or taken into account in the calculation of the Purchase Price (including any adjustments thereto);

(v)	any Taxes (other than such Taxes prorated under Section 1.1 (Certain Defined Terms) of this Agreement) of the Company or any of the Company Subsidiaries that are due with respect to Pre-Closing Tax Periods, provided that such Taxes do not arise as a result of (a) the Buyer’s failure to comply with its obligations under Section 6.6 (Ongoing REIT Qualification) or Section 6.8(h) (Other Tax Matters), (b) failure of the REIT after the Closing to make distributions in a manner that would avoid tax under Section 857(b) of the Code and excise tax under Section 4981 of the Code and analogous provisions of applicable state and local jurisdictions or (c) liquidation of the REIT by the Buyer or transfer of any properties by the REIT on or after the Closing; and

(vi)	any and all claims for payments required to be made, or any actions required to be taken, of any kind whatsoever, by CT REIT Holdings I LLC under an Outstanding Guarantee.

In connection with clause (i) and (iii) above, the relevant representation or warranty will be interpreted without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or qualifiers to similar effect set forth in such representation or warranty for purposes of both (A) determining whether there is an inaccuracy or breach and (B) the Losses resulting from, arising out of or relating to such inaccuracy or breach.

(b) Subject to the limitations set forth in this ARTICLE VIII (Indemnification), the Buyer agrees, from and after the Closing, to indemnify and hold harmless the Seller, its Affiliates and each of their respective Representatives (the “Seller Indemnitees”, and together with the Buyer Indemnitees, the “Indemnitees”) from and against any and all Losses suffered by or asserted against any of the Seller Indemnitees arising from, or in connection with:

(i)	any inaccuracy in or breach by the Buyer of any of the Buyer Representations;

(ii)	any breach by the Buyer of any of the Post-Closing Covenants made by it; and

(iii)	any breach by the Company of any of the Post-Closing Covenants made by it.

In connection with clause (i) above, the relevant representation or warranty will be interpreted without giving effect to any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or qualifiers to similar effect set forth in such representation or warranty for purposes of both (A) determining whether there is an inaccuracy or breach and (B) the Losses resulting from, arising out of or relating to such inaccuracy or breach.

(c) The rights of each of the Indemnitees under this ARTICLE VIII (Indemnification) are cumulative and each Indemnitee will have the right in any particular circumstance to enforce any provision of this ARTICLE VIII (Indemnification) without regard to the availability of a remedy under any other provision of this ARTICLE VIII (Indemnification); provided, that no Indemnitee will be entitled to indemnification or reimbursement under any provision of this Agreement for any Losses to the extent such Indemnitee or its Affiliate(s) has been indemnified or reimbursed for the same Losses under any other provision of this Agreement; and, provided, further, that duplicative Losses actually recovered by the Company from the Seller will not also be recoverable by the Buyer Indemnitees.

Section 8.3. Claims for Indemnification. All claims for indemnification by the Indemnitees will be asserted and resolved in accordance with the terms of this ARTICLE VIII (Indemnification).

(a) To seek indemnification pursuant to this ARTICLE VIII (Indemnification), an Indemnitee will promptly notify the applicable indemnitor (as applicable, the “Indemnitor”) in writing of the claim, describing the claim in reasonable detail and the amount, or a reasonable estimation of such amount made in good faith based on the facts known at the time and not on a purely speculative basis, of Losses suffered or to be suffered by the Indemnitee pursuant to the claim (the “Claims Notice”); provided, that a failure of any Indemnitee to promptly notify the Indemnitor of a claim will not relieve the Indemnitor from liability for such claim, except and only to the extent that the Indemnitor actually and materially was prejudiced by such delay. If the Indemnitor does not notify the Indemnitee in writing within twenty (20) days from its receipt of such Claims Notice that the Indemnitor disputes such claim, the Indemnitor will be deemed to have accepted and agreed to indemnify the Indemnitee from and against the entirety of any Losses described in such Claims Notice. If the Indemnitor has delivered such an indemnity dispute notice to the Indemnitee, the Indemnitor and the Indemnitee will proceed in good faith to negotiate a resolution to such dispute.

(b) With respect to any claim for indemnification pursuant to this ARTICLE VIII (Indemnification) that does not involve a Third-Party Claim, each of the Indemnitee and Indemnitor will reasonably cooperate and assist the other in determining the validity of such claim and in otherwise resolving such claim; provided, that no Person will be required by this clause to disclose any confidential information or take any action that would reasonably be expected, at the advice of counsel, to waive or limit any attorney-client or other similar privilege.

(c) With respect to any claim for indemnification pursuant to this ARTICLE VIII (Indemnification) that does involve a Third-Party Claim, the Indemnitor will have twenty (20) days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee in writing that the Indemnitor desires to assume and to assume, the negotiation, defense or prosecution of the Third-Party Claim, with counsel of its choice. Should the Indemnitor so assume the negotiation, defense or prosecution of a Third-Party Claim, then so long as it diligently conducts such negotiation, defense or prosecution, the Indemnitor will not be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the negotiation, defense or prosecution thereof, unless the Indemnitee reasonably determines, upon the advice of external counsel for the Indemnitee, that the Third-

Party Claim involves potential conflicts of interest or substantially different defenses for the Indemnitee and the Indemnitor, in which case the Indemnitor will be liable to the Indemnitee for the reasonable expenses of one counsel for the Indemnitee. Notwithstanding the foregoing, the Indemnitor will not be entitled assume the defense of any Third-Party Claim (i) to the extent such claim alleges a violation of criminal law or seeks non-monetary relief; (ii) if the defense thereof is not assumed within twenty (20) days after the date on which the Indemnitor received the Claims Notice or (iii) if the Indemnitor does not conduct the defense of the Third-Party Claim with reasonable diligence. Should the Indemnitor so assume the negotiation, defense or prosecution of a Third-Party Claim, the Indemnitee (i) will have the right to participate in, but not control, the negotiation, defense or prosecution thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnitor and (ii) will reasonably cooperate in the negotiation, defense or prosecution thereof, with such cooperation to include the retention and (upon the Indemnitor’s request and at the Indemnitor’s expense) the provision to the Indemnitor of records and information that are reasonably relevant to such Third-Party Claim and the use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Should the Indemnitor not so assume the negotiation, defense or prosecution of a Third-Party Claim, the Indemnitee will be entitled to assume such negotiation, defense or prosecution at the Indemnitor’s cost and expense. Regardless of which Party controls the negotiation, defense or prosecution of a Third-Party Claim, such controlling Party will not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the other Party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed); provided, that if the Indemnitor assumes the negotiation, defense or prosecution of a Third-Party claim, the Indemnitor may pay, settle or compromise such Third-Party Claim without the written consent of the Indemnitee, so long as such payment, settlement or compromise (x) includes an unconditional release of the Indemnitee from all Losses in respect of such Third-Party Claim, (y) does not subject the Indemnitee to any criminal liability or injunctive relief or other equitable remedy and (z) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee.

Section 8.4. Limitations on Indemnification.

(a) No indemnification claims for Losses will be asserted by or payable to the Buyer Indemnitees pursuant to Section 8.2(a)(i) or Section 8.2(a)(iii) (Indemnification Obligations) or the Seller Indemnitees pursuant to Section 8.2(b)(i) (Indemnification Obligations) (i) for any individual claim, or series of individual claims that are related or that otherwise arise or result from the same or substantially similar facts and circumstances, unless the amount of Losses that otherwise would be payable under the applicable Section for such individual claim or such series of claims exceeds $25,000 (the “Per Claim Minimum”); and (ii) until the aggregate amount of all Losses for claims exceeds $1,000,000 (the “Basket”), in which case the Buyer Indemnitees or the Seller Indemnitees, as applicable, will be entitled to recover all Losses, except, for the avoidance of doubt, for such Losses that do not satisfy the Per Claim Minimum; provided, that the Basket will not apply to any claims for Losses attributable to actual, knowing and intentional fraud or Losses based on claims for inaccuracies in or breaches of any Fundamental Representation.

(b) No indemnification claims for Losses will be asserted by or payable to any of the Buyer Indemnitees pursuant to Section 8.2(a)(i) and Section 8.2(a)(iii) (Indemnification Obligations) or any of the Seller Indemnitees pursuant to Section 8.2(b)(i) (Indemnification Obligations) for an aggregate amount of Losses in excess of $7,640,000 (the “Cap”); provided, that the Cap will not apply to claims for Losses attributable to actual, knowing and intentional fraud or Losses based on claims for inaccuracies in or breaches of any Fundamental Representation.

(c) No indemnification claims for Losses under this ARTICLE VIII (Indemnification) will be asserted by or payable to any of the Buyer Indemnitees for any Losses to the extent that such Losses were expressly taken into account in the Closing Statement or any adjustments thereto. In no event will the cumulative indemnification obligations of the Seller pursuant to Section 8.2(a) (Indemnification Obligations), on the one hand, or of the Buyer pursuant to Section 8.2(b) (Indemnification Obligations), on the other hand, in the aggregate exceed the Purchase Price.

(d) The amount of insurance proceeds actually received by an Indemnitee and its Affiliates in respect of the given Losses for which indemnification is claimed, less (i) the related reasonable out-of-pocket fees and expenses incurred by such Indemnitee and its Affiliates in recovering such insurance proceeds and (ii) any actual or reasonably estimated insurance premium increase attributable to the claim with respect to which such insurance proceeds are paid, will reduce such Losses that such Indemnitee may recover under this ARTICLE VIII (Indemnification); provided, that no Indemnitee will be obligated to pursue any such insurance as a condition to receipt of indemnification under this Agreement. If an Indemnitee and its Affiliates receive net insurance proceeds after an indemnification payment has been made in respect of the Losses to which such net insurance proceeds relate, then the Indemnitee and its Affiliates promptly will remit such net insurance proceeds, up to the aggregate amount of indemnification payment in respect of the Losses to which such net insurance proceeds relate (i) in the case of the Buyer Indemnitees, to the Seller and (ii) in the case of the Seller Indemnitees, to the Buyer. The Seller agrees that neither it nor any of its Affiliates or Representatives will seek, nor will any such Person be entitled to, reimbursement or contribution from, subrogation to, or indemnification by the Buyer, the Company, any of the Company Subsidiaries or any of their respective Affiliates, under their respective Organizational Documents or any other contract for indemnification or insurance, or under this Agreement, applicable Law or otherwise, in respect of any amounts due from any such Person to any Buyer Indemnitee pursuant to this ARTICLE VIII (Indemnification) or otherwise in connection with this Agreement.

(e) The amount of any Losses for which indemnification is provided under this ARTICLE VIII (Indemnification) will be measured net of any Tax benefit actually realized by an Indemnitee and its Affiliates, as a result of the incurrence of the Losses for which indemnification is sought.

Section 8.5. Manner of Payment. Any indemnification payment pursuant to this ARTICLE VIII (Indemnification) will be effected by wire transfer of immediately available funds to an account designated by the Seller or the Buyer, as the case may be, within ten (10) Business Days after the determination of the amount thereof, whether pursuant to a judgment, settlement or agreement among the Parties.

Section 8.6. Exclusive Remedy. Except in the case of (a) matters covered by Section 2.4 (Purchase Price Adjustment) and (b) actual, knowing and intentional fraud, from and after the Closing, the rights of the Parties to indemnification pursuant to the provisions of this ARTICLE VIII (Indemnification) will be the sole and exclusive remedy for any Person with respect to any matter in any way arising from or relating to this Agreement. Subject to the foregoing, to the maximum extent permitted by applicable Law, the Parties hereby waive all other rights and remedies with respect to any matter in any way arising from or relating to this Agreement, whether under any Laws or in equity or otherwise.

Section 8.7. Tax Treatment. Any indemnification payment made pursuant to this ARTICLE VIII (Indemnification) will be considered an adjustment to the Purchase Price for U.S. federal, state and local Tax purposes, and will be reported by the Parties as such.

ARTICLE IX

TERMINATION; REMEDIES

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) if (i) any of the conditions set forth in Section 7.2 (Conditions to Obligations of the Seller and the Company) hereof become incapable of being satisfied and are not otherwise waived by the Seller or (ii) (A) all of the conditions set forth Section 7.1 (Conditions to Obligations of All Parties) and Section 7.3 (Conditions to Obligations of the Buyer) hereof have been satisfied on or prior to the Closing Date (other than those conditions that by their nature are to be satisfied at the Closing and are capable of being satisfied at the Closing), and (B) the Closing fails to occur in accordance with the terms of this Agreement prior to 5:00 p.m. (Pacific Time) on April 29, 2016 (the “Outside Date”), then in any such case, the Seller may elect to terminate this Agreement by giving prompt written notice to the Buyer. Upon the Buyer’s receipt of such termination notice, (x) the Seller and the Buyer will promptly instruct Deposit Escrow Agent to release the Deposit Escrow Funds to the Seller, (y) upon receipt of such joint instruction, Deposit Escrow Agent will immediately release the Deposit Escrow Funds to the Seller by wire transfer of immediately available funds to an account specified in writing by the Seller as the Seller’s sole and exclusive right and remedy for the failure of the Closing to occur, and (z) immediately following receipt by the Seller of the Deposit Escrow Funds, neither the Buyer nor the Seller shall have any further liability to the other in respect of this Agreement or the Access Agreement, except for those obligations under this Agreement or the Access Agreement that expressly survive termination thereof.

(b) if (i) any of the conditions set forth in Section 7.1 (Conditions to Obligations of All Parties) or Section 7.3 (Conditions to Obligations of the Buyer) hereof become incapable of being satisfied and are not otherwise waived by the Buyer, or (ii) (A) the Closing does not occur on or prior to the Outside Date and (B) neither the conditions set forth in Section 9.1(a)(i) or 9.1(a)(ii) hereof are met, then in any such case, the Buyer may elect to terminate this Agreement by giving prompt written notice to the Seller. Upon the Seller’s receipt of such termination notice, (x) the Seller and the Buyer will promptly instruct Deposit Escrow Agent to release the Deposit Escrow Funds to the Buyer, (y) upon receipt of such joint instruction, Deposit Escrow Agent will immediately release the Deposit Escrow Funds to the Buyer by wire transfer of immediately available funds to an account specified in writing by the Buyer and (z) immediately following receipt by the Buyer of the Deposit Escrow Funds, neither the Buyer nor the Seller shall have any further liability to the other in respect of this Agreement or the Access Agreement, except for those obligations under this Agreement or the Access Agreement that expressly survive termination thereof; provided, that nothing in this Section 9.1(b) shall restrict the Buyer from pursuing a claim against the Seller for actual out of pocket damages incurred as a result of the Seller’s breach of the covenants contained in Section 7.3 (Conditions to Obligations of the Buyer). For the sake of clarity, in lieu of terminating this Agreement and exercising the foregoing rights, the Buyer may elect to seek specific performance in accordance with Section 10.11 (Specific Performance).

Section 9.2. Casualty and Condemnation.

(a) Casualty. As used herein, a “Significant Casualty” means a Casualty for which (i) the estimated cost of repair or restoration for any individual Company Property exceeds ten percent (10%) of the allocated share of the Purchase Price for such Company Property as set forth on Schedule 2.2 hereof, (ii) the estimated time to substantially complete such repair or restoration exceeds twelve (12) months from the date of the Casualty or (iii) which permits any tenant under a Material Lease to terminate such Material Lease. If the Seller determines that a Significant Casualty has occurred, the Seller shall deliver to the Buyer a notice thereof together with any estimates obtained by the Seller from independent contractor(s) substantiating the threshold levels aforesaid and a list of any tenants who have the right to terminate their respective Material Leases as a result thereof. If the Buyer disputes the existence of a Significant Casualty, the Buyer shall deliver notice to the Seller thereof describing the basis of such dispute in reasonable detail within five (5) days following the Seller’s delivery of such estimates (a “Casualty Dispute Notice”). Upon delivery of a Casualty Dispute Notice, such dispute will be resolved by Casualty/Condemnation Arbitration.

(b) Condemnation. As used herein, a “Significant Taking” occurs if all or any part of any Company Property is subject to a taking (other than a temporary taking), or if the Seller or the Company or any Company Subsidiary receives an official notice from any Governmental Authority having eminent domain power over a Company Property of its intention to take, by eminent domain proceeding, any part of the Company Property (a “Taking”), and if such Taking (i) involves more than fifteen percent (15%) of the rentable area of any Company Property, (ii) results in a permanent loss of a material portion of the parking or access to any Company Property or (iii) which permits any tenant under a Material Lease to terminate such Material Lease. If the Seller reasonably determines that a Significant Taking has occurred, the Seller shall deliver to the Buyer a notice of its determination thereof together any evaluations obtained by the Seller from independent architect(s) substantiating the threshold levels aforesaid and a list of any tenants who have the right to terminate their respective Material Leases as a result thereof. If the Buyer disputes any such determination delivered by the Seller, the Buyer shall deliver notice to the Seller thereof describing the basis of such dispute in reasonable detail within five (5) days following the Seller’s delivery of such determination (a “Condemnation Dispute Notice”). Upon delivery of a Condemnation Dispute Notice, such dispute will be resolved by Casualty/Condemnation Arbitration.

(c) Arbitration. Any disputes under this Section 9.2 (Casualty and Condemnation) will be resolved by expedited arbitration before a single arbitrator in Wilmington, Delaware acceptable to both of the Seller and the Buyer in their reasonable judgment in accordance with the rules of the American Arbitration Association (“Casualty/Condemnation Arbitration”); provided, that if the Seller and the Buyer fail to agree on an arbitrator within five (5) days after a dispute arises, then either Party may request the office of the American Arbitration Association located in Wilmington, Delaware to designate an arbitrator. In the event of a dispute regarding a potential Significant Casualty, such arbitrator will be an independent architect or engineer who is impartial and has no existing or historical personal professional relationship with the Seller, the Buyer or their respective Affiliates, having at least ten (10) years of experience in the construction of industrial buildings in the State in which the Company Property is located. In the event of a dispute regarding a potential Significant Taking, such arbitrator will be an independent architect having at least ten (10) years of experience in the construction of industrial/warehouse buildings in the State in which such Company Property is located. The costs and expenses of such arbitrator will be borne equally by the Seller and the Buyer.

ARTICLE X

GENERAL PROVISIONS

Section 10.1. Exculpation. The Buyer agrees that it does not have and will not have, any claims or causes of action arising out of or in connection with this Agreement or the transactions contemplated hereby against any of the Seller’s direct or indirect Affiliates or any of the Seller’s or its Affiliates’ respective direct or indirect shareholders, members, partners, trustees, directors, principals, officers, employees, agents or contractors or any successors or assigns of any of the foregoing Persons (collectively, the “Seller Parties”). The Buyer agrees to look (a) prior to the Closing, solely to the Seller and the Seller’s interest in the Company and the Company Subsidiaries and (b) after the Closing, solely to the net proceeds of the sale (subject to the limitations contained herein) for the satisfaction of any liability or obligation of the Seller or the Company arising under this Agreement or the transactions contemplated hereby, or for the performance by the Seller or the Company of any of the covenants or other agreements contained herein and the Buyer further agrees not to sue or otherwise seek to enforce any personal obligation against any of the Seller’s other assets or properties or any of the other Seller Parties (or their assets or properties) with respect to any matters arising out of or in connection with this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing provisions, the Buyer hereby unconditionally and irrevocably waives any and all claims and causes of action of any nature whatsoever that the Buyer may now or hereafter have against and hereby unconditionally and irrevocably releases and discharges from any and all liability whatsoever, the Seller Parties, other than the Seller and the Company to the extent provided for in the second sentence of this Section 10.1 (Exculpation), in connection with or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 10.1 (Exculpation) shall limit or otherwise affect the Buyer’s rights to seek recovery from the guarantor pursuant to the terms of the Limited Guaranty.

Section 10.2. Fees and Expenses; Transfer Taxes.

(a) The Seller will be responsible for (i) the Company Transaction Expenses, as contemplated by this Agreement, (ii) fifty percent (50%) of the Deposit Escrow Agent fees, (iii) subject to Section 10.2(b)(ii) below, the portion of title insurance premiums allocated to the standard CLTA title coverage with respect to the Title Policies and (iv) if the Closing occurs, all Transfer Taxes (other than any Taxes reflected on the Closing Statement and taken into account in the calculation of the Purchase Price (including any adjustments thereof), including the Closing Adjustment Amount), if any.

(b) Except as otherwise provided above, the Buyer will be responsible for (i) the costs and expenses of its legal counsel, advisors and other professionals employed by it in connection with the transactions contemplated by this Agreement, (ii) the portion of title insurance premiums and costs with respect to the Title Policies (in excess of the Seller’s costs under Section 10.2(a)(ii)), (iii) all costs and expenses incurred in connection with any financing obtained by the Buyer, including loan fees, financing costs and lender’s legal fees, (iv) if the Closing occurs, any recording fees for documentation to be recorded in connection with the transactions contemplated by this Agreement, and (v) fifty percent (50%) of all the Deposit Escrow Agent fees.

Section 10.3. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the Buyer, the Seller and the Company.

Section 10.4. Waiver. No failure or delay of any Party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any Party to any such waiver will be valid only if set forth in a written instrument executed and delivered by a duly authorized Person on behalf of such Party.

Section 10.5. Notices. All notices and other communications under this Agreement must be in writing and will be deemed duly given (a) on the date of delivery if delivered personally (or, if not a Business Day, on the next following Business Day), (b) on the date of delivery, if delivered by electronic mail (or, if not a Business Day, on the next following Business Day), (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder must be delivered to the addresses set forth below with copies sent to the Persons indicated, or pursuant to such other instructions as may be designated in writing in accordance with this Section 10.5 (Notices) by the Party to receive such notice:

if to the Seller, or the Company prior to the Closing, to:

c/o CT Realty

4343 Von Karman Ave., Ste. 200

Newport Beach, CA 92660

Attn: Dominic Petrucci

E-mail: Dpetrucci@ctrinvestors.com

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn: Richard E. Gordet and Sarah Schaffer Raux

E-mail: Rich.Gordet@ropesgray.com and

 Sarah.Schafferraux@ropesgray.com

if to the Buyer, or to the Company after the Closing, to:

Rexford Industrial Realty, Inc.

11620 Wilshire Boulevard

Suite 1000

Los Angeles, CA 90025

Attn: Howard Schwimmer

E-mail: howards@rexfordindustrial.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Attn: David Meckler

Email: David.Meckler@lw.com

Section 10.6. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the Parties with respect to the subject matter hereof. This Agreement will not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the transactions contemplated hereby other than those expressly set forth herein, including any implied covenants regarding noncompetition or nonsolicitation, and none will be deemed to exist or be inferred with respect to the subject matter hereof. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party will be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement has been executed and delivered by each of the Parties.

Section 10.7. Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party and nothing in this Agreement, express or implied, is intended to or will confer upon any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Parties expressly agree that the Indemnitees are express third-party beneficiaries of ARTICLE VIII (Indemnification), with rights to enforce such provisions in accordance with their terms; provided, however, the Deposit Escrow Agent may not assign this Agreement or delegate its obligations hereunder other than to a successor escrow agent appointed in accordance with the terms of this Agreement.

Section 10.8. Governing Law. This Agreement and all claims, causes of action, disputes or controversies based upon, arising out of or relating to this Agreement or the negotiation, execution, performance, non-performance, interpretation, termination or construction of this Agreement or the transactions contemplated hereby (whether arising in contract or tort), will be governed by and construed in accordance with, the internal laws of the State of Delaware, without reference to conflict of laws principles. EACH OF THE PARTIES AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708.

Section 10.9. Submission to Jurisdiction. The Parties hereby agree to submit to personal jurisdiction in the State of Delaware in any action or proceeding arising out of this Agreement and, in furtherance of such agreement, the Parties hereby agree that, without limiting other methods of obtaining jurisdiction, personal jurisdiction over the Parties in any such action or proceeding may be obtained within or without the jurisdiction of any court located in Delaware, and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon any of the Parties by registered or certified mail to or by personal service at the last known address of that Party, whether such address be within or without the jurisdiction of any such court. Any legal suit, action or other proceeding by one Party against any other Party arising out of or relating to this Agreement (other than any dispute which, pursuant to the express terms of this Agreement, is to be determined by arbitration) will be instituted only in the Chancery Court of the State of

Delaware or, if the Chancery Court of the State of Delaware does not have jurisdiction, any State or Federal court sitting in Delaware, and each Party hereby waives any objections which it may now or hereafter have based on venue and/or forum non-conveniens of any such suit, action or proceeding and submits to the jurisdiction of such courts. The provisions of this Section 10.9 (Submission to Jurisdiction) will survive the Closing or the termination of this Agreement in accordance with Section 9.1 (Termination).

Section 10.10. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties and any such assignment or delegation without such prior written consent will be null and void; provided, that the Buyer may assign it rights hereunder to one or more of its Affiliates or to its financing sources for collateral assignment purposes, but such assignment will in no way relieve the Buyer of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 10.11. Specific Performance. Subject to Section 9.1 (Termination), the Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 9.1 (Termination), the Parties acknowledge and agree that each of the Parties will be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without proof of damages, this being in addition to any other remedy to which the parties are entitled under this Agreement. Subject to Section 9.1 (Termination), each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. Subject to Section 9.1 (Termination), the Parties acknowledge and agree that no Party seeking an injunction to prevent breaches of this Agreement and/or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11 will be required to provide any bond or other security in connection with any such action.

Section 10.12. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING IN CONTRACT OR IN TORT.

Section 10.14. Facsimile or PDF Signature. This Agreement may be executed and delivered by facsimile or .pdf signature and a facsimile or .pdf signature will constitute an original for all purposes.

Section 10.15. Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.16. Legal Representation.

(a) The Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) acknowledges and agrees that Ropes & Gray LLP (the “Seller Party Transaction Counsel”) has acted as counsel for the Seller, the Company and, where applicable, their respective affiliates in connection with this Agreement and the transactions contemplated hereby (collectively, the “Acquisition Engagement”), and the Seller Party Transaction Counsel has not acted as counsel for any other Person with respect to the Acquisition Engagement, including the Buyer.

(b) Only the Seller, the Company and their respective Affiliates, as applicable, will be considered clients of the Seller Party Transaction Counsel in connection with the Acquisition Engagement. The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company), acknowledges and agrees that all confidential communications between the Seller, the Company and their respective Affiliates, on the one hand, and the Seller Party Transaction Counsel, on the other hand, and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto, will be deemed to belong solely to the Seller and its Affiliates (other than the Company and the Company Subsidiaries) and not the Company or any of the Company Subsidiaries, and will not pass to or be claimed, held or used by the Buyer or the Company upon or after the Closing, in each case to the extent relating to the Acquisition Engagement. Accordingly, the Buyer will not have access to any such communications, or to the files of the Seller Party Transaction Counsel, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of the Seller Party Transaction Counsel constitute client property and to the extent that such files relate to the Acquisition Engagement, only the Seller and its Affiliates (other than the Company or any of the Company Subsidiaries) will hold such property rights and (ii) the Seller Party Transaction Counsel will have no duty whatsoever to reveal or disclose any such attorney-client communications or files, in each case to the extent related to the Acquisition Engagement, to the Company, any of the Company Subsidiaries or the Buyer by reason of any attorney-client relationship between the Seller Party Transaction Counsel and the Company or any of the Company Subsidiaries or otherwise; provided, that, notwithstanding the foregoing, the Seller Party Transaction Counsel will not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Seller and its Affiliates who are instructed to maintain the confidence of such attorney-client communications). If and to the extent that, at any time subsequent to the Closing, the Buyer or any of its Affiliates (including after the Closing, the Company and the Company Subsidiaries) has the right to assert or waive any attorney-client privilege with respect to any communication between the Company or its Affiliates and any Person representing any of them that occurred at any time prior to the Closing and to the extent relating to the Acquisition Engagement, the Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company and the Company Subsidiaries) will be entitled to waive such privilege only with the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed).

(c) The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company and the Company Subsidiaries), acknowledges and agrees that the Seller Party Transaction Counsel has acted as counsel for the Seller, the Company, and their respective Affiliates, as applicable, and may continue to represent the Seller and/or its Affiliates (other than the Company and the Company Subsidiaries), as applicable, in future matters. Accordingly, the Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company and the Company Subsidiaries), expressly (i) consents to the Seller Party Transaction Counsel’s representation of the Seller and its Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including any post-Closing matter in which the interests of the Buyer, the Company and the Company Subsidiaries, on the one hand, and the Seller and its Affiliates, as applicable, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which the Seller Party Transaction Counsel may have previously advised the Seller, the Company, or any of their respective Affiliates, as applicable and (ii) consents to the disclosure by the Seller Party Transaction Counsel to the Seller and its Affiliates, of any information learned by the Seller Party Transaction Counsel in the course of its representation of the Seller, the Company, or any of their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection or the Seller Party Transaction Counsel’s duty of confidentiality.

(d) The Seller, the Company and the Buyer consent to the arrangements in this Section 10.16 (Legal Representation), and waive any actual or potential conflict of interest that may be involved in connection with any representation by the Seller Party Transaction Counsel permitted hereunder.

Section 10.17. Deposit Escrow Agent.

(a) In the event of any disagreement between the Seller and the Buyer resulting in conflicting or adverse claims or demands made in connection with the Deposit Escrow Funds, Deposit Escrow Agent will be entitled, at its option, to refuse to comply with any such claims or demands so long as the disagreement will continue, and in so doing Deposit Escrow Agent will not be liable for its failure or refusal to comply with such conflicting or adverse claims or demands until the rights of the claimants have been finally adjudicated or the differences adjusted between the Seller and the Buyer and Deposit Escrow Agent has been notified thereof in writing signed by each of the Seller and the Buyer. Deposit Escrow Agent will also have the right to bring an action in interpleader to obtain the right to pay said sum to a court of competent jurisdiction, deducting from said sum the costs incurred in bringing such an action.

(b) In the event of any dispute or litigation affecting Deposit Escrow Agent’s duties relating to this Agreement, Deposit Escrow Agent may consult legal counsel and will incur no liability and will be fully protected in acting in good faith in accordance with the opinion of counsel; provided that nothing herein will release or discharge Deposit Escrow Agent from liability to the extent it is adjudged negligent or to have acted (or failed to act) in bad faith. Deposit Escrow Agent will be indemnified and saved harmless by the Buyer and the Seller, jointly and severally, from all losses, costs and expenses incurred, including reasonable attorney’s fees, as a result of its involvement in any litigation arising from performance of its duties hereunder, provided that such litigation does not result from any action taken or omitted by Deposit Escrow Agent and for which it has been adjudged negligent or to have acted (or failed to act) in bad faith; such indemnification will survive termination of this Agreement until extinguished by the applicable statute of limitations.

(c) Deposit Escrow Agent may be removed and replaced following the giving of at least ten (10) days’ prior written notice to Deposit Escrow Agent by both the Seller and the Buyer. The duties of Deposit Escrow Agent will terminate ten (10) days after the date of such notice, or on such later date as may be specified in such notice or as of such earlier date as may be mutually agreed upon by Deposit Escrow Agent and each of the Seller and the Buyer. Deposit Escrow Agent will then deliver the Deposit Escrow Funds to a successor escrow agent as will be appointed by the Seller and the Buyer, as evidenced by a written notice filed with Deposit Escrow Agent. If the Seller and the Buyer are unable to agree upon a successor, or will have failed to appoint a successor prior to the expiration of ten (10) days following the date of the notice of removal, the removed Deposit Escrow Agent may apply to any court of competent jurisdiction in order to request the appointment of a successor escrow agent or other appropriate relief, and any such resulting appointment will be binding upon each of the Seller and the Buyer unless and until another successor will have been appointed pursuant to this paragraph.

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IN WITNESS WHEREOF, each of the Parties has duly executed and delivered this Agreement as of the date first written above.

THE SELLER:

ATLANTIC CT HOLDINGS, LLC

By: CT 8 ITH LLC, its managing member

By: ITH Industrial Investors I LLC, its managing member

By:	/s/ Marc S. Belluomini
Name: Marc S. Belluomini
Title: Manager

THE COMPANY:

ATLANTIC CT REIT, INC.

By:	/s/ Marc S. Belluomini
Name: Marc S. Belluomini
Title: Vice President

THE BUYER:

REXFORD INDUSTRIAL REALTY, L.P.

By:	/s/ Howard Schwimmer
Name: Howard Schwimmer
Title: Co-Chief Executive Officer

Signature Page to Stock Purchase Agreement

JOINDER OF DEPOSIT ESCROW AGENT

The undersigned is joining this Agreement to evidence its agreement: (i) to terminate the Deposit Escrow Agreement, (ii) to act as the Deposit Escrow Agent under this Agreement and (iii) to receive, hold and disburse the Deposit Escrow Funds and other funds to be received by it in accordance with the terms of this Agreement.

CHICAGO TITLE INSURANCE COMPANY

By:	/s/ Patricia M. Schlageck
Name: Patricia M. Schlageck
Title: Vice President and Senior Commercial Escrow Officer

Signature Page to Stock Purchase Agreement